SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of April, 2010
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 — 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐            Form 40-F ☑
     Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
     The interim financial statements, Management’s Discussion and Analysis, and updated earnings coverage calculations included in this Report furnished on Form 6-K shall be incorporated by reference into, or as an exhibit to, as applicable, each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), and Form F-10 No. 333-159945 (Canadian Pacific Railway Limited) and Form F-9 No. 333-159943 (Canadian Pacific Railway Company).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)
Date: April 28, 2010	By:	Signed: Karen L. Fleming
		Name:	Karen L. Fleming
		Title:	Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY (Registrant)
Date: April 28, 2010	By:	Signed: Karen L. Fleming
		Name:	Karen L. Fleming
		Title:	Corporate Secretary

Release: Immediate, April 28, 2010
CANADIAN PACIFIC ANNOUNCES FIRST QUARTER RESULTS
CALGARY – Canadian Pacific Railway Limited (TSX/NYSE: CP) announced its first-quarter results today. Net income in the first-quarter was $100 million, an increase of 74 per cent from $57 million in first-quarter 2009 and diluted earnings per share were $0.59, up from $0.36 in first-quarter 2009.
“We put in a solid performance this quarter and our results reflect both improvements in the economy and CP’s proven ability to rapidly adjust to changes in our customers’ demands,” said Fred Green, President and CEO. “Our ongoing commitment to service reliability, safety and managing our productivity objectives will continue to drive shareholder value.”
FIRST-QUARTER 2010 COMPARED WITH FIRST-QUARTER 2009:
•	Total revenues were $1.2 billion, up five per cent from $1.1 billion

•	Operating expenses were $962 million, down two per cent from $977 million

•	Operating income increased to $205 million from $132 million, or 55 per cent

•	Operating ratio improved 570 basis points to 82.4 per cent

•	Diluted earnings per share increased to $0.59 from $0.36, or 64 per cent

•	Adjusted diluted earnings per share increased to $0.60 from $0.32, or 88 per cent
Presentation of non-GAAP earnings
Diluted earnings per share, excluding foreign exchange gains and losses on long-term debt and other specified items, is also referred to in this news release as “adjusted diluted earnings per share”.
CP presents non-GAAP earnings measures in this news release to provide an additional basis for evaluating underlying earnings and liquidity trends in its business that can be compared with prior periods’ results of operations. When foreign exchange gains and losses on long-term debt and other specified items are excluded from diluted earnings per share, income and income tax expense, these become non-GAAP measures. Capital program is a non-GAAP measure.
These non-GAAP earnings measures exclude foreign currency translation effects on long-term debt and the tax thereon, which can be volatile and short term. The impact of volatile short-term exchange rate fluctuations on foreign-denominated debt is only realized when long-term debt matures or is settled. In addition, these non-GAAP measures exclude other specified items (described below) that are not a part of CP’s normal ongoing revenues and operating expenses. A reconciliation of income, excluding foreign exchange gains and losses on long-term debt and other specified items, to net income as presented in the financial statements is detailed in the attached Summary of Rail Data.
Other specified items are material transactions that may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets, unusual income tax adjustments, and other items that do not typify normal business activities.
The non-GAAP earnings measures described in this news release have no standardized meanings and are not defined by accounting principles generally accepted in the United States and, therefore, are unlikely to be comparable to similar measures presented by other companies.

FOREIGN EXCHANGE GAIN AND LOSS ON LONG-TERM DEBT AND OTHER SPECIFIED ITEMS
CP had a net foreign exchange loss after tax of $3 million on long-term debt in the first quarter of 2010, compared with a gain of $7 million after tax in first-quarter 2009.
As part of a consolidated financing strategy, CP structures its U.S. dollar long-term debt in different taxing jurisdictions. As well, a portion of this debt is designated as a net investment hedge against the net investment in foreign subsidiaries. Although the taxes on foreign exchange gains and losses on long-term debt generally offset one another, because they may be in different tax jurisdictions, the resulting net tax can vary significantly.
Other specified items in the first quarter of 2010 include an increase to the estimated fair value of the investment in Long-Term Floating Rate Notes of $1.0 million ($0.9 million after tax). There were no similar other specified items in the first quarter of 2009.
CP began reporting its financial results in accordance with U.S. GAAP as at January 1, 2010. All prior period comparative numbers contained in this release are to U.S. GAAP. Additional historical U.S. GAAP financial reports can be found at www.cpr.ca.
Note on forward-looking information
This news release contains certain forward-looking statements relating but not limited to our operations, pension obligations and tax rates. Undue reliance should not be placed on forward-looking information as actual results may differ materially.
By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including, but not limited to, the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods, timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather conditions, security threats and governmental response to them, and technological changes.
There are factors that could cause actual results to differ from those described in the forward-looking statements contained in this news release. These more specific factors are identified and discussed elsewhere in this news release with the particular forward-looking statement in question.
Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.
About Canadian Pacific:
Canadian Pacific, through the ingenuity of its employees located across Canada and in the United States, remains committed to being the safest, most fluid railway in North America. Our people are the key to delivering innovative transportation solutions to our customers and to ensuring the safe operation of our trains through the more than 1,100 communities where we operate. Come and visit us at www.cpr.ca to see how we can put our ingenuity to work for you.
Contacts:

Media	Investment Community
Mike LoVecchio	Janet Weiss,
Senior Manager – Media Relations	Assistant Vice-President
Tel.: (778) 772-9636	Investor Relations
email: mike_lovecchio@cpr.ca	Tel.: (403) 319-3591
email: investor@cpr.ca

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED STATEMENT OF INCOME
(in millions of Canadian dollars, except per share data)
(unaudited)

	For the three months
	ended March 31
	2010	2009

Revenues

Freight	$1,138.2	$1,076.0
Other	28.6	33.6

	1,166.8	1,109.6

Operating expenses

Compensation and benefits	353.5	342.9
Fuel	181.7	171.0
Materials	63.9	76.6
Equipment rents	49.0	66.4
Depreciation and amortization	125.0	119.7
Purchased services and other	188.7	200.8

	961.8	977.4

Operating income	205.0	132.2

Less:
Other income and charges	(4.9)	8.5
Interest expense	66.7	71.6

Income before income tax expense	143.2	52.1

Income tax expense (recovery) (Note 4)	43.4	(5.2)

Net income	$99.8	$57.3

Earnings per share (Note 5)

Basic earnings per share	$0.59	$0.36

Diluted earnings per share	$0.59	$0.36

Weighted average number of shares (millions)

Basic	168.5	160.9

Diluted	169.1	161.2

Dividends declared per share	$0.2475	$0.2475
See notes to Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED BALANCE SHEET
(in millions of Canadian dollars)
(unaudited)

	March 31	December 31
	2010	2009

Assets
Current assets
Cash and cash equivalents	$723.8	$679.1
Accounts receivable, net	705.8	655.1
Materials and supplies	122.7	132.7
Deferred income taxes	133.6	128.1
Other current assets	57.6	46.5

	1,743.5	1,641.5

Investments	160.5	156.7
Net properties	11,902.6	12,067.5
Goodwill and intangible assets	195.1	202.3
Other assets	172.6	175.8

Total assets	$14,174.3	$14,243.8

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$900.6	$927.1
Income and other taxes payable	40.3	31.9
Dividends payable	41.7	41.7
Long-term debt maturing within one year	611.9	605.3

	1,594.5	1,606.0

Pension and other benefit liabilities	1,417.7	1,453.9
Other long-term liabilities	477.3	479.9
Long-term debt	4,023.3	4,138.2
Deferred income taxes	1,869.0	1,845.0

Total liabilities	9,381.8	9,523.0

Shareholders’ equity
Share capital	1,775.9	1,771.1
Additional paid-in capital	29.5	30.8
Accumulated other comprehensive loss	(1,736.2)	(1,746.3)
Retained earnings	4,723.3	4,665.2

	4,792.5	4,720.8

Total liabilities and shareholders’ equity	$14,174.3	$14,243.8

Commitments and contingencies (Note 10)
See notes to Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions of Canadian dollars)
(unaudited)

	For the three months
	ended March 31
	2010	2009

Operating activities
Net income	$99.8	$57.3
Reconciliation of net income to cash provided by operating activities:
Depreciation and amortization	125.0	119.7
Deferred income taxes (Note 4)	41.1	(10.4)
Foreign exchange (gain) loss on long-term debt	(4.1)	2.4
Restructuring and environmental payments	(5.6)	(8.5)
Pension funding in excess of expense	(9.3)	(15.3)
Other operating activities, net	21.6	1.9
Change in non-cash working capital balances related to operations	(82.0)	(11.9)

Cash provided by operating activities	186.5	135.2

Investing activities
Additions to properties	(93.0)	(123.1)
Proceeds from the sale of properties and other assets	9.0	8.0

Cash used in investing activities	(84.0)	(115.1)

Financing activities
Dividends paid	(41.7)	(38.0)
Issuance of CP Common Shares	3.0	495.8
Net decrease in short-term borrowing	—	(18.1)
Repayment of long-term debt	(9.1)	(13.2)

Cash (used in) provided by financing activities	(47.8)	426.5

Effect of foreign currency fluctuations on U.S. dollar-denominated cash and cash equivalents	(10.0)	2.4

Cash position
Increase in cash and cash equivalents	44.7	449.0
Cash and cash equivalents at beginning of period	679.1	117.5

Cash and cash equivalents at end of period	$723.8	$566.5

Supplemental disclosures of cash flow information:
Income taxes paid	$1.9	$3.3

Interest paid	$45.1	$58.6

See notes to Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(in millions of Canadian dollars, except common share amounts)
(unaudited)

	Common			Accumulated
	shares		Additional	other		Total
	(in	Share	paid-in	comprehensive	Retained	shareholders’
	millions)	capital	capital	loss	earnings	equity
Balance at December 31, 2009	168.5	$1,771.1	$30.8	$(1,746.3)	$4,665.2	$4,720.8
Net income	—	—	—	—	99.8	99.8
Other comprehensive income	—	—	—	10.1	—	10.1

Comprehensive income	—	—	—	10.1	99.8	109.9

Dividends declared	—	—	—	—	(41.7)	(41.7)
Stock compensation expense	—	—	0.4	—	—	0.4
Shares issued under stock option plans	0.1	4.8	(1.7)	—	—	3.1

Balance at March 31, 2010	168.6	$1,775.9	$29.5	$(1,736.2)	$4,723.3	$4,792.5

See notes to Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(unaudited)
1 Basis of presentation
These unaudited consolidated financial statements of Canadian Pacific Railway Limited (“CP”, “the Company” or “Canadian Pacific Railway”) reflect management’s estimates and assumptions that are necessary for their fair presentation in conformity with accounting principles generally accepted in the United States (“GAAP”). They do not include all disclosures required under GAAP for annual financial statements and should be read in conjunction with the 2009 U.S. GAAP consolidated financial statements. The policies used are consistent with the policies used in preparing the 2009 U.S. GAAP consolidated financial statements, except as discussed in Note 2. The Company’s investments in which CP has significant influence, which are not consolidated, are accounted for using the equity method.
CP’s operations can be affected by seasonal fluctuations such as changes in customer demand and weather-related issues. This seasonality could impact quarter-over-quarter comparisons. The 2009 global recession has affected financial results such that seasonal fluctuations may not be consistent with those in prior years. The timing of a return to seasonal trends consistent with prior years will depend on the recovery of the economy and the Company’s customers.
2 Accounting changes
Consolidations
In June 2009, the Financial Accounting Standards Board (“FASB”) issued Amendments to Consolidation of Variable Interest Entities. The guidance retains the scope of the previous guidance with the addition of entities previously considered qualifying special purpose entities. In addition, it replaces the previous quantitative approach with a qualitative analysis approach for determining whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. The guidance is further amended to require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity and requires enhanced disclosures about an enterprise’s involvement in a variable interest entity. The guidance is applicable to all variable interest entities that existed at January 1, 2010, the date of adoption, or are created thereafter. The Company has variable interests in variable interest entities, however, the adoption of the new guidance did not change the previous assessment that the Company is not the primary beneficiary and as such does not consolidate the variable interest entities. Additional note disclosure regarding the nature of the Company’s variable interests and where judgment was required to assess the primary beneficiary of these variable interest entities has been provided in Note 9.
Accounting for transfers of financial assets
The FASB has released additional guidance with respect to the accounting and disclosure of transfers of financial assets such as securitized accounts receivable. Although the Company currently does not have an accounts receivable securitization program, the guidance, which includes revisions to the derecognition criteria in a transfer and the treatment of qualifying special purpose entities, would be applicable to any future securitization. The new guidance is effective for the Company from January 1, 2010. The adoption of this guidance had no impact to the Company’s financial statements.
Fair value measurement and disclosure
In January 2010, the FASB amended the disclosure requirements related to fair value measurements. The update provides for new disclosures regarding transfers in and out of Level 1 and Level 2 financial asset and liability categories and expanded disclosures in the Level 3 reconciliation. The update also provides clarification that the level of disaggregation should be at the class level and that disclosures about inputs and valuation techniques are required for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3. New disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the expanded disclosures in the Level 3 reconciliation, which are effective for fiscal years beginning after December 15, 2010. The Company has adopted this guidance resulting in expanded note disclosure (Note 6).
3 Future accounting changes
There have been no new accounting pronouncements issued that are expected to have a significant impact to the Company’s financial statements.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(unaudited)
4 Income taxes

	For the three months
	ended March 31
(in millions of Canadian dollars)	2010	2009

Current income tax expense	$2.3	$5.2
Deferred income tax expense (recovery)	41.1	(10.4)

Income tax expense (recovery)	$43.4	$(5.2)

During the first quarter of 2009, legislation was enacted to reduce British Columbia provincial income tax rates. As a result, the Company recorded a $6.2 million income tax benefit related to the revaluation of its deferred income tax balances as at December 31, 2008. In addition, during the first quarter of 2009 the Company had non-taxable foreign exchange gains which reduced expected income tax expense by approximately $8 million. In the first quarter of 2010, non-taxable foreign exchange losses increased expected income tax expense by approximately $6 million.
5 Earnings per share
At March 31, 2010, the number of shares outstanding was 168.6 million (March 31, 2009 – 168.0 million).
Basic earnings per share have been calculated using net income for the period divided by the weighted average number of Canadian Pacific Railway Limited shares outstanding during the period.
Diluted earnings per share have been calculated using the treasury stock method, which assumes that any proceeds received from the exercise of in-the-money options would be used to purchase Common Shares at the average market price for the period.
The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months
	ended March 31
(in millions)	2010	2009

Weighted average shares outstanding	168.5	160.9
Dilutive effect of stock options	0.6	0.3

Weighted average diluted shares outstanding	169.1	161.2

For the three months ended March 31, 2010, 2,529,642 options were excluded from the computation of diluted earnings per share because their effects were not dilutive (three months ended March 31, 2009 – 3,393,217).

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(unaudited)
6 Financial instruments
A. Fair values of financial instruments
The Company categorizes its financial assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement.
•	Level 1: Unadjusted quoted prices for identical assets and liabilities in active markets that are accessible at the measurement date.

•	Level 2: Directly or indirectly observable inputs other than quoted prices included within Level 1 or quoted prices for similar assets and liabilities. Derivative instruments in this category are valued using models or other industry standard valuation techniques derived from observable market data.

•	Level 3: Valuations based on inputs which are less observable, unavailable or where the observable data does not support a significant portion of the instruments’ fair value. Generally, Level 3 valuations are longer dated transactions, occur in less active markets, occur at locations where pricing information is not available, or have no binding broker quote to support Level 2 classifications.
When possible the estimated fair value is based on quoted market prices and, if not available, estimates from third party brokers. For non exchange traded derivatives classified in Level 2, the Company uses standard valuation techniques to calculate fair value. These methods include discounted mark to market for forwards, futures and swaps. Primary inputs to these techniques include observable market prices (interest, foreign exchange and commodity) and volatility, depending on the type of derivative and nature of the underlying risk. The Company uses inputs and data used by willing market participants when valuing derivatives and considers its own credit default swap spread as well as those of its counterparties in its determination of fair value. Wherever possible the Company uses observable inputs. All derivatives are classified as Level 2. A detailed analysis of the techniques used to value long-term floating rate notes, which are classified as Level 3, is discussed below.
Gain/loss in fair value of long-term floating rate notes
At March 31, 2010 and December 31, 2009, the Company held long-term floating rate notes with a total settlement value of $129.0 million and $129.1 million, respectively, and carrying values of $71.8 million and $69.3 million, respectively. The carrying values, being the estimated fair values, are reported in “Investments”.
The Company received the long-term floating rate notes as part of a Canadian Court sanctioned restructuring plan completed on January 21, 2009. The notes were in replacement for previously held Canadian third-party asset backed commercial paper (“ABCP”).
During the first quarter of 2010 the Company received $0.1 million in partial redemption, at par, of certain of the notes held. At March 31, 2010 the Company held long-term floating rate notes with settlement value, as follows:
•	$116.7 million Master Asset Vehicle (“MAV”) 2 notes with eligible assets;

•	$12.1 million MAV 2 Ineligible Asset (“IA”) Tracking notes; and

•	$0.2 million MAV 3 Class 9 Traditional Asset (“TA”) Tracking notes.
The valuation technique used by the Company to estimate the fair value of its investment in long-term floating rate notes at March 31, 2010 and December 31, 2009, incorporates probability weighted discounted cash flows considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. The above noted redemption of notes, accretion and other minor changes in assumptions have resulted in a gain of $2.5 million in the first quarter of 2010 (first quarter 2009 – no gain or loss). The interest rates and maturities of the various long-term floating rate notes, discount rates and credit losses modelled at March 31, 2010 and December 31, 2009, respectively, are:

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(unaudited)
6 Financial instruments (continued)

	March 31, 2010	December 31, 2009
Probability weighted average coupon interest rate	0.1%	Nil
Weighted average discount rate	7.6%	7.9%
Expected repayments of long-term floating rate notes	Three to 19 years	Three and a half to 19 years

	MAV 2 eligible asset notes:	MAV 2 eligible asset notes:
Credit losses	nil to 100%	nil to 100%

	MAV 2 IA Tracking notes: 25%	MAV 2 IA Tracking notes: 25%

	MAV 3 Class 9 TA Tracking notes: nil	MAV 3 Class 9 TA Tracking notes: nil
The probability weighted discounted cash flows resulted in an estimated fair value of the Company’s long-term floating rate notes of $71.8 million at March 31, 2010 (December 31, 2009 – $69.3 million). The change in the original cost and estimated fair value of the Company’s long-term floating rate notes is as follows (representing a roll-forward of assets measured at fair value using Level 3 inputs):

	Original	Estimated
(in millions of Canadian dollars)	cost	fair value

As at January 1, 2010	$129.1	$69.3

Redemption of notes	(0.1)	—
Accretion	—	1.5
Change in market assumptions	—	1.0

As at March 31, 2010	$129.0	$71.8

Accretion and gains and losses from the redemption of notes and change in market assumptions are reported in “Other income and charges”.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(unaudited)
6 Financial instruments (continued)
B. Financial risk management
The Company’s policy with respect to using derivative financial instruments is to selectively reduce volatility associated with fluctuations in interest rates, foreign exchange (“FX”) rates, the price of fuel and stock-based compensation expense. Where derivatives are designated as hedging instruments, the relationship between the hedging instruments and their associated hedged items is documented, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on the Consolidated Balance Sheet, commitments or forecasted transactions. At the time a derivative contract is entered into, and at least quarterly thereafter, an assessment is made whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.
Financial derivatives or commodity instruments are used to mitigate financial risk and are not for trading or speculative purposes.
Foreign exchange management
The Company is exposed to fluctuations of financial commitments, assets, liabilities, income or cash flows due to changes in FX rates. The Company conducts business transactions and owns assets in Canada, the United States and other countries; as a result, revenues and expenses are incurred in both Canadian and U.S. dollars. The Company enters into foreign exchange risk management transactions primarily to manage fluctuations in the exchange rate between Canadian and U.S. currencies. In terms of net income, excluding FX on long-term debt, mitigation of U.S. dollar FX exposure is provided primarily through offsets created by revenues and expenses incurred in the same currency.
The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. A portion of the Company’s U.S. dollar denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. This designation has the effect of mitigating volatility on net income by offsetting long-term FX gains and losses on long-term debt against gains and losses on its net investment. In addition, the Company may enter into FX forward contracts to lock in the amount of Canadian dollars it has to pay on its U.S. denominated debt maturities.
Occasionally the Company will enter into short-term FX forward contracts as part of its cash management strategy.
Foreign exchange forward contracts
In 2007, the Company entered into a FX forward contract to fix the exchange rate on US$400 million 6.250% Notes due 2011. This derivative guaranteed the amount of Canadian dollars that the Company will repay when its US$400 million 6.250% Notes mature in October 2011. This derivative is not designated as a hedge and changes in fair value are recognized in net income in the period in which the change occurs. During the three months ended March 31, 2009, CP unwound US$25 million of the US$400 million for total proceeds of $4.5 million, which was settled in the second quarter of 2009. During the remainder of 2009, CP unwound a further US$305 million for total proceeds of $29.6 million.
During the three months ended March 31, 2010, the Company recorded an unrealized foreign exchange loss on long-term debt of $1.9 million to “Other income and charges” related to the currency forward. For the same period in 2009, the Company recorded a net gain of $14.1 million, which was inclusive of both realized and unrealized gains.
At March 31, 2010, the unrealized loss of $1.7 million on the remaining FX forward of US$70 million was included in “Other long-term liabilities”. At December 31, 2009, the unrealized gain on the remaining FX forward of $0.2 million was included in “Other assets”.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(unaudited)
6 Financial instruments (continued)
Interest rate management
The Company is exposed to interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will vary as a result of changes in market interest rates. In order to manage funding needs or capital structure goals, the Company enters into debt or capital lease agreements that are subject to either fixed market interest rates set at the time of issue or floating rates determined by on-going market conditions. Debt subject to variable interest rates exposes the Company to variability in interest expense, while debt subject to fixed interest rates exposes the Company to variability in the fair value of debt.
To manage interest rate exposure, the Company accesses diverse sources of financing and manages borrowings in line with a targeted range of capital structure, debt ratings, liquidity needs, maturity schedule, and currency and interest rate profiles. In anticipation of future debt issuances, the Company may enter into forward rate agreements such as treasury rate locks, bond forwards or forward starting swaps, designated as cash flow hedges, to substantially lock in all or a portion of the effective future interest expense. The Company may also enter into swap agreements to manage the mix of fixed and floating rate debt. The Company does not currently hold any derivative financial instruments to manage its interest rate risk.
Interest rate swaps
During the three months ended March 31, 2010 the Company amortized $1.1 million of a deferred gain to “Interest expense” relating to an interest rate swap previously unwound.
Prior to the unwind, accounting for the associated debt at the floating interest rate decreased “Interest expense” by $1.4 million for the three months ended March 31, 2009.
At March 31, 2010 and December 31, 2009, the Company had no outstanding interest rate swaps.
Treasury rate locks
At March 31, 2010, the Company had net unamortized losses related to interest rate locks settled in previous years totalling $24.0 million (December 31, 2009 – $23.9 million), which are reflected in “Accumulated other comprehensive loss”. This amount is composed of various unamortized gains and losses related to specific debts. These unamortized gains and losses are amortized to “Interest expense” in the period that interest on the related debt is charged. The amortization of these gains and losses resulted in a decrease in “Interest expense” and “Other comprehensive income” of $0.1 million for the three months ended March 31, 2010 (three months ended March 31, 2009 – $0.1 million).

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(unaudited)
6 Financial instruments (continued)
Stock-based compensation expense management
The Company is exposed to stock-based compensation risk, which is the probability of increased compensation expense due to the increase in the Company’s share price.
The Company’s compensation expense is subject to volatility due to the movement of CP’s share price and its impact on the value of certain management and director stock-based compensation programs. These programs include tandem share appreciation rights (“TSARs”), deferred share units (“DSUs”), restricted share units (“RSUs”), and performance share units (“PSUs”). As the share price appreciates, these instruments create increased compensation expense.
The Company entered into a Total Return Swap (“TRS”) to reduce the volatility to the Company over time on three types of stock-based compensation programs: TSARs, DSUs and RSUs. The TRS is a derivative that provides price appreciation and dividends, in return for a charge by the counterparty. The swaps were intended to minimize volatility to “Compensation and benefits” expense by providing a gain to offset increased compensation expense as the share price increased and a loss to offset reduced compensation expense when the share price falls. If stock-based compensation share units fall out of the money after entering the program, the loss associated with the swap would no longer be fully offset by compensation expense reductions, which would reduce the effectiveness of the swap. During 2009, the Company decided not to expand its TRS program.
“Compensation and benefits” expense included an unrealized gain on these swaps of $0.8 million for the three months ended March 31, 2010. For the same period in 2009, the Company recorded a net loss of $10.7 million for the quarter, which was inclusive of both realized losses and unrealized gains. During the three months ended March 31, 2009, in order to improve the effectiveness of the TRS in mitigating the volatility of stock-based compensation programs, CP unwound a portion of the program for a total cost of $31.1 million. This cost had previously been recognized in “Compensation and benefits” expense and was settled in the second quarter of 2009. At March 31, 2010, the unrealized loss on the TRS of $17.4 million was included in “Accounts payable and accrued liabilities” (December 31, 2009 – $18.2 million).
Fuel price management
The Company is exposed to potential volatility in net income due to increases or decreases in the price of diesel. Volatility in diesel fuel prices can have a significant impact on the Company’s income.
The impact of variable fuel expense is mitigated substantially through fuel cost recovery programs. While these programs provide effective and meaningful coverage, residual exposure remains as the fuel expense risk cannot be completely recovered from shippers due to timing and volatility in the market. The Company continually monitors residual exposure, and where appropriate, may enter into derivative instruments.
Derivative instruments used by the Company to manage fuel expense risk may include, but are not limited to, swaps and options for crude oil and diesel. In addition, the Company may combine FX forward contracts with fuel derivatives to effectively hedge the risk associated with FX variability on fuel purchases and commodity hedges.
At March 31, 2010, the Company had diesel futures contracts, which are accounted for as cash flow hedges, to purchase approximately 13.5 million US gallons during the period April 2010 to March 2011 at an average price of US$2.05 per US gallon. This represents approximately 5% of estimated fuel purchases for this period. At March 31, 2010, the unrealized gain on these futures contracts was $2.8 million (December 31, 2009 — $2.5 million) and was reflected in “Other current assets” with the offset, net of tax, reflected in “Accumulated other comprehensive loss”.
At March 31, 2010 and December 31, 2009, the Company had no remaining crude futures and associated FX forward contracts.
During the three months ended March 31, 2010, the impact of settled commodity swaps benefited “Fuel” expense by $0.9 million as a result of realized gains on diesel swaps. For the same period in 2009, the net impact of settled commodity swaps increased “Fuel” expense in the quarter by $5.7 million as a result of realized losses on diesel swaps, offset in part by gains on West Texas Intermediate (“WTI”) swaps.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(unaudited)
6 Financial instruments (continued)
The following table summarizes information on the location and amounts of gains and losses, before tax, related to derivatives on the Consolidated Statement of Income and in comprehensive income for the three months ended March 31, 2010 and 2009:

				Amount of gain (loss)
	Location of gain (loss)	Amount of gain (loss)		recognized in other
	recognized in income on	recognized in income		comprehensive
	derivatives	on derivatives		income on derivatives
		For the three months		For the three months
		ended March 31		ended March 31
(in millions of Canadian dollars)		2010	2009	2010	2009

Derivatives designated as hedging instruments
Effective portion
Crude oil swaps	Fuel expense	$—	$0.2	$—	$(0.6)
Diesel future contracts	Fuel expense	0.9	(5.9)	0.3	4.4
FX contracts on fuel	Fuel expense	—	—	—	0.2
Interest rate swap	Interest expense	1.1	1.4	—	—
Treasury rate locks	Interest expense	0.1	0.1	(0.1)	(0.1)

Derivatives not designated as hedging instruments
Total return swap	Compensation and benefits	0.8	(10.7)	—	—
FX forward contracts	Other income and charges	(1.9)	14.1	—	—

		$1.0	$(0.8)	$0.2	$3.9

At March 31, 2010, the Company expected that, during the next 12 months, $2.8 million of unrealized holding gains on diesel future contracts will be realized and recognized in the consolidated statement of income, reported in “Fuel” expense as a result of these derivatives being settled.
The following table summarizes information on the effective and ineffective portions, before tax, of the Company’s net investment hedge on the Consolidated Statement of Income and in comprehensive income for the three months ended March 31, 2010 and 2009:

Effective portion
	Location of ineffective			recognized in other
	portion recognized in	Ineffective portion		comprehensive
	income	recognized in income		income
		For the three months		For the three months
		ended March 31		ended March 31
(in millions of Canadian dollars)		2010	2009	2010	2009

FX on LTD within net investment hedge	Other income and charges	$2.0	$(3.6)	$50.2	$(57.9)

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(unaudited)
7 Stock-based compensation
At March 31, 2010, the Company had several stock-based compensation plans, including stock option plans, various cash settled liability plans and an employee stock savings plan. These plans resulted in an expense for the three months ended March 31, 2010 of $17.9 million (three months ended March 31, 2009 – recovery of $4.0 million).
Regular options and TSARs
In the first three months of 2010, under CP’s stock option plans, the Company issued 758,400 TSARs at the weighted average price of $51.17 per share, based on the closing price on the grant date.
Pursuant to the employee plan, these TSARs may be exercised upon vesting, which is between 24 months and 36 months after the grant date, and will expire after 10 years.
Under the fair value method, the fair value of the TSARs at the grant date was $10.6 million (2009 — $5.4 million). The weighted average fair value assumptions were approximately:

	For the three months
	ended March 31
	2010	2009

Grant price	$51.17	$36.29
Expected life (years) (1)	6.25	5.00
Risk-free interest rate (2)	2.72%	2.14%
Expected stock price volatility (3)	30%	30%
Expected annual dividends per share (4)	$0.99	$0.99
Weighted average fair value of TSARs granted during the period	$14.02	$7.24

(1)	Represents the period of time that awards are expected to be outstanding. Historical data on exercise behaviour was used to estimate the expected life of the option.

(2)	Based on the implied yield available on zero-coupon government issues with an equivalent remaining term at the time of the grant.

(3)	Based on the historical stock price volatility of the Company’s stock over a period commensurate with the expected term of the option.

(4)	Determined by the current annual dividend divided by the current stock price. The Company does not employ different dividend yields throughout the year.
Performance share unit (“PSU”) plan
In the first three months of 2010, the Company issued 314,820 PSUs with a grant date fair value of $14.5 million. These units attract dividend equivalents in the form of additional units based on the dividends paid on the Company’s Common Shares. PSUs vest and are settled in cash approximately three years after the grant date contingent upon CP’s performance (performance factor). The fair value of PSUs are measured, both on the grant date and each subsequent quarter until settlement, using a Black-Scholes option-pricing model and a Monte Carlo simulation model. The model utilizes multiple input variables that determine the probability of satisfying the performance and market condition stipulated in the grant.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(unaudited)
8 Pensions and other benefits
At March 31, the elements of net periodic benefit cost for defined benefit pension plans and other benefits recognized in the quarter included the following components:

	For the three months
	ended March 31
	Pensions		Other benefits
(in millions of Canadian dollars)	2010	2009	2010	2009

Current service cost (benefits earned by employees in the period)	$21.6	$16.9	$3.9	$4.2
Interest cost on benefit obligation	116.1	120.7	7.0	7.9
Expected return on fund assets	(149.6)	(139.5)	(0.2)	(0.3)
Recognized net actuarial loss	17.8	1.9	1.3	0.9
Amortization of prior service costs	3.3	5.7	(0.4)	(0.4)

Net periodic benefit cost	$9.2	$5.7	$11.6	$12.3

9 Variable interest entities
The Company leases equipment from certain trusts, which have been determined to be variable interest entities financed by a combination of debt and equity provided by unrelated third parties. The lease agreements, which are classified as operating leases, have a fixed price purchase option which create the Company’s variable interest and result in the trusts being considered variable interest entities. These fixed price purchase options are set at the estimated fair market value as determined at the inception of the lease and could provide the Company with potential gains. These options are considered variable interests, however, they are not expected to provide a significant benefit to the Company.
The Company is responsible for maintaining and operating the leased assets according to specific contractual obligations outlined in the terms of the lease agreements and industry standards. The rigor of the contractual terms of the lease agreements and industry standards are such that the Company has limited discretion over the maintenance activities associated with these assets. As such the Company concluded these terms do not provide the Company with the power to direct the activities of the variable interest entities in a way that has a significant impact on the entities’ economic performance.
The Company’s financial exposure as a result of its involvement with the variable interest entities is equal to the fixed lease payments due to the trusts. In 2010 lease payments after tax will amount to $9.3 million. Future minimum lease payments, before tax, of $246 million will be payable over the next 20 years (Note 10). The Company does not guarantee the residual value of the assets to the lessor, however, it must deliver to the lessor the assets in good operating condition, subject to normal wear and tear, at the end of the lease term.
As the Company’s actions and decisions do not have the most significant effect on the variable interest entities’ performance, and the Company’s fixed purchase price option is not considered to be potentially significant to the variable interest entities, the Company is not considered to be the primary beneficiary, and does not consolidate these variable interest entities. As the leases are considered to be operating leases, the Company does not recognize any balances in the Consolidated Balance Sheet in relation to the variable interest entities.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(unaudited)
10	Commitments and contingencies
In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damages to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at March 31, 2010, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.
At March 31, 2010, the Company had committed to total future capital expenditures amounting to $195.4 million and operating expenditures amounting to $1,722.1 million for the years 2010-2028.
Operating lease commitments
At March 31, 2010, minimum payments under operating leases were estimated at $881.3 million in aggregate, with annual payments in each of the next five years of: balance of 2010 – $105.4 million; 2011 – $127.8 million; 2012 – $117.3 million; 2013 – $103.3 million; 2014 – $77.2 million.
Environmental remediation accruals
Environmental remediation accruals cover site-specific remediation programs. Environmental remediation accruals are measured on an undiscounted basis and are recorded when the costs to remediate are probable and reasonably estimable. The estimate of the probable costs to be incurred in the remediation of properties contaminated by past railway use reflects the nature of contamination at individual sites according to typical activities and scale of operations conducted. CP has developed remediation strategies for each property based on the nature and extent of the contamination, as well as the location of the property and surrounding areas that may be adversely affected by the presence of contaminants, considering available technologies, treatment and disposal facilities and the acceptability of site-specific plans based on the local regulatory environment. Site-specific plans range from containment and risk management of the contaminants through to the removal and treatment of the contaminants and affected soils and ground water. The details of the estimates reflect the environmental liability at each property. Provisions for environmental remediation costs are recorded in “Other long-term liabilities”, except for the current portion which is recorded in “Accounts payable and accrued liabilities”. Payments are expected to be made over 10 years to 2020.
The accruals for environmental remediation represent CP’s best estimate of its probable future obligation and includes both asserted and unasserted claims, without reduction for anticipated recoveries from third parties. Although the recorded accruals include CP’s best estimate of all probable costs, CP’s total environmental remediation costs cannot be predicted with certainty. Accruals for environmental remediation may change from time to time as new information about previously untested sites becomes known, environmental laws and regulations evolve and advances are made in environmental remediation technology. The accruals may also vary as the courts decide legal proceedings against outside parties responsible for contamination. These potential charges, which cannot be quantified at this time, are not expected to be material to CP’s financial position, but may materially affect income in the particular period in which a charge is recognized. Costs related to existing, but as yet unknown, or future contamination will be accrued in the period in which they become probable and reasonably estimable. Changes to costs are reflected as changes to “Other long-term liabilities” or “Accounts payable and accrued liabilities” and to “Purchased services and other” within operating expenses. The amount charged to income in the three months ended March 31, 2010 was $1.6 million (three months ended March 31, 2009 — $1.0 million).
Guarantees
At March 31, 2010, the Company had residual value guarantees on operating lease commitments of $163.5 million. The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain of the guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At March 31, 2010, these accruals amounted to $9.1 million.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(unaudited)
11	Reconciliation of U.S. GAAP to Canadian GAAP
The unaudited consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP. The material differences between U.S. GAAP and Canadian generally accepted accounting principles (“Canadian GAAP”) as they relate to the Company are explained and quantified below, along with their effect on the Company’s Consolidated Statement of Income and Consolidated Balance Sheet.

(a)	Accounting for derivative instruments and hedging: The measurement and recognition rules for derivative instruments and hedging under Canadian GAAP, as described in Canadian Institute of Chartered Accountants (“CICA”) accounting standards Section 3855 “Financial Instruments, Recognition and Measurement”, Section 3862 “Financial Instruments - Disclosures”, Section 3865 “Hedging”, Section 1530 “Comprehensive Income” and Section 3251 “Equity”, are largely harmonized with U.S. GAAP. However, under Canadian GAAP, only the ineffective portion of a net investment hedge that represents an over hedge is recognized in income, whereas under U.S. GAAP, any ineffective portion is recognized in income immediately.

(b)	Pensions and post-retirement benefits: The Company is required to recognize the over or under funded status of defined benefit pension and other post-retirement benefit plans on the balance sheet under U.S. GAAP. The over or under funded status is measured as the difference between the fair value of the plan assets and the benefit obligation, being the projected benefit obligation for pension plans and the accumulated benefit obligation for other post-retirement benefit plans. In addition, any previously unrecognized actuarial gains and losses and prior service costs and credits that arise during the period will be recognized as a component of other comprehensive income (“OCI”), net of tax. Under Canadian GAAP the over or under funded status of defined benefit pension and post-retirement benefit plans is not recognized in the balance sheet. Canadian GAAP recognizes an asset for contributions made in excess of amounts recognized as expense in the Consolidated Statement of Income and a liability when contributions are less than amounts recognized as expense.

Prior service costs are amortized under Canadian GAAP and U.S. GAAP. However, the period over which costs related to events before 2000 are amortized differs between Canadian GAAP and U.S. GAAP.

(c)	Post-employment benefits: Post-employment benefits are covered by the CICA Section 3461 “Employee Future Benefits”. Consistent with accounting for post-retirement benefits, the policy permits amortization of actuarial gains and losses only if they fall outside of the corridor. Under U.S. GAAP, such gains and losses on post-employment benefits that do not vest or accumulate are included immediately in income.

(d)	Termination and severance benefits: Termination and severance benefits are covered by the CICA Section 3461 “Employee Future Benefits” and the CICA Emerging Issues Committee Abstract 134 “Accounting for Severance and Termination Benefits” (“EIC 134”). Upon transition to the CICA Section 3461 effective January 1, 2000, a net transitional asset was created and was being amortized to income. During the first quarter of 2009 this transitional asset was fully amortized. Under U.S. GAAP, the expected benefits were not accrued and are expensed when paid.

(e)	Stock-based compensation: U.S. GAAP requires the use of an option-pricing model to fair value, at the grant date, share-based awards issued to employees, including stock options, TSARs, PSUs, RSUs, and DSUs. TSARs, PSUs, RSUs, and DSUs are subsequently re-measured at fair value each reporting period. Under Canadian GAAP, liability awards, such as TSARs, PSUs, RSUs and DSUs, are accounted for using the intrinsic method. U.S. GAAP also requires that CP accounts for forfeitures on an estimated basis. Under Canadian GAAP, CP has elected to account for forfeitures on an actual basis as they occur.

Under U.S. GAAP compensation expense must be recorded if the intrinsic value of stock options is not exactly the same immediately before and after an equity restructuring. As a result of the Canadian Pacific Limited (“CPL”) corporate reorganization in 2001, CPL underwent an equity restructuring, which resulted in replacement options in CP stock having a different intrinsic value after the restructuring than prior to it. Canadian GAAP did not require the revaluation of these options. The Company adopted on a prospective basis effective January 2003 the CICA Section 3870 “Stock-based Compensation and Other Stock-based Payments”, which requires companies to account for stock options at their fair value. Concurrently, the Company elected to also account for stock options at their fair value under U.S. GAAP.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(unaudited)
11	Reconciliation of U.S. GAAP to Canadian GAAP (continued)
(f)	Internal use software: Under U.S. GAAP certain costs, including preliminary project phase costs, are expensed as incurred. These costs are capitalized and depreciated under Canadian GAAP.

(g)	Capitalization of interest: U.S. GAAP requires interest costs to be capitalized for all qualifying capital programs. Under Canadian GAAP capitalization of interest is a policy choice and the Company expenses interest related to capital projects undertaken during the year unless specific debt is attributed to a capital program. Differences in GAAP result in additional capitalization of interest under U.S. GAAP and subsequent related depreciation.

(h)	Joint venture: The CICA Section 3055 “Interest in Joint Ventures” requires the proportionate consolidation method to be applied to the recognition of interests in joint ventures in consolidated financial statements. Until April 1, 2009, the Company accounted for its joint-venture interest in the Detroit River Tunnel Partnership (“DRTP”) under Canadian GAAP using the proportionate consolidation method. During the second quarter of 2009, the Company completed a sale of a portion of its investment in the DRTP to its existing partner, reducing the Company’s ownership from 50% to 16.5%. Effective April 1, 2009, the Company discontinued proportionate consolidation and accounts for its remaining investment in the DRTP under the equity method of accounting. U.S. GAAP requires the equity method of accounting to be applied to interests in joint ventures. This had no effect on net income as it represents a classification difference within the Consolidated Statement of Income and Consolidated Balance Sheet.

(i)	Long-term debt: Under Canadian GAAP, offsetting amounts with the same party and with a legal right to offset are netted against each other. U.S. GAAP does not allow netting of assets and liabilities among three parties. In 2003, the Company and one of its subsidiaries entered into a contract with a financial institution resulting in a receivable amount and long-term debt payable.

As well, transaction costs have been added to the fair value of the “Long-term debt” under Canadian GAAP whereas under U.S. GAAP such costs are recorded separately with “Other assets”.

(j)	Capital leases: Under U.S. GAAP, certain leases, which are recorded as capital leases under Canadian GAAP, do not meet the criteria for capital leases and are recorded as operating leases. These relate to equipment leases, previously recorded as operating leases under Canadian and U.S. GAAP, which were renewed within the last 25 percent of the equipment’s useful life.

(k)	Investment tax credits: Under U.S. GAAP investment tax credits are credited against income tax expense whereas under Canadian GAAP these tax credits are offset against the related operating expense. There is no impact to net income as a result of this GAAP difference.

(l)	Cash flows: There are no material differences between cash flows under U.S. GAAP and Canadian GAAP.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(unaudited)
11	Reconciliation of U.S. GAAP to Canadian GAAP (continued)

Comparative income statement
Consolidated net income is reconciled from Canadian to U.S. GAAP in the following manner.

	Three months ended March 31
		2010			2009
(in millions of Canadian dollars, except per share data)	Canadian	U.S. GAAP		Canadian	U.S. GAAP
(unaudited)	GAAP	adjustments	U.S. GAAP	GAAP(1)	adjustments	U.S. GAAP
Revenues
Freight (h)	$1,138.2	$—	$1,138.2	$1,079.1	$(3.1)	$1,076.0
Other (h)	28.6	—	28.6	30.0	3.6	33.6

	1,166.8	—	1,166.8	1,109.1	0.5	1,109.6

Operating expenses
Compensation and benefits (b, c, d, e, f)	345.0	8.5	353.5	341.2	1.7	342.9
Fuel	181.7	—	181.7	171.0	—	171.0
Materials (f)	62.0	1.9	63.9	76.1	0.5	76.6
Equipment rents (j)	48.7	0.3	49.0	66.1	0.3	66.4
Depreciation and amortization (f, g, h, j, k)	124.3	0.7	125.0	121.5	(1.8)	119.7
Purchased services and other (c, f, h, k)	193.3	(4.6)	188.7	196.3	4.5	200.8

	955.0	6.8	961.8	972.2	5.2	977.4

Operating income	211.8	(6.8)	205.0	136.9	(4.7)	132.2
Less:
Other income and charges (a)	(3.0)	(1.9)	(4.9)	7.7	0.8	8.5
Interest expense (g, j)	69.2	(2.5)	66.7	72.3	(0.7)	71.6

Income before income tax expense	145.6	(2.4)	143.2	56.9	(4.8)	52.1

Income tax expense (recovery) (k) (2)	41.7	1.7	43.4	(3.2)	(2.0)	(5.2)

Net income	$103.9	$(4.1)	$99.8	$60.1	$(2.8)	$57.3

Basic earnings per share	$0.62	$(0.03)	$0.59	$0.37	$(0.01)	$0.36
Diluted earnings per share	$0.61	$(0.02)	$0.59	$0.37	$(0.01)	$0.36

(1)	Restated for the Company’s change in accounting policies in relation to the accounting for locomotive overhauls and amortization of pension plan amendments for unionized employees, discussed in Note 2 to the Company’s 2009 annual consolidated financial statements. In addition, certain revenue and operating expense items have been reclassified in order to be consistent with the U.S. GAAP presentation.

(2)	Adjustment for income tax expense (recovery) includes the tax effect of other U.S. to Canadian GAAP differences, in addition to the impact of difference (k) Investment tax credits.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(unaudited)
11	Reconciliation of U.S. GAAP to Canadian GAAP (continued)
Consolidated balance sheet
The Consolidated Balance Sheet is reconciled from Canadian to U.S. GAAP in the following manner:

		March 31, 2010			December 31, 2009
(in millions of Canadian dollars)	Canadian	U.S. GAAP		Canadian	U.S. GAAP	U.S.
(unaudited)	GAAP	adjustments	U.S. GAAP	GAAP	adjustments	GAAP
Assets
Current assets
Cash and cash equivalents	$723.8	$—	$723.8	$679.1	$—	$679.1
Accounts receivable, net (i)	488.6	217.2	705.8	441.0	214.1	655.1
Materials and supplies	122.7	—	122.7	132.7	—	132.7
Deferred income taxes	133.6	—	133.6	128.1	—	128.1
Other current assets	57.6	—	57.6	46.5	—	46.5

	1,526.3	217.2	1,743.5	1,427.4	214.1	1,641.5

Investments	160.5	—	160.5	156.7	—	156.7
Net properties (e, f, g, j)	11,803.7	98.9	11,902.6	11,967.8	99.7	12,067.5
Goodwill and intangible assets	195.1	—	195.1	202.3	—	202.3
Other assets (b, i)	1,866.5	(1,693.9)	172.6	1,777.2	(1,601.4)	175.8

Total assets	$15,552.1	$(1,377.8)	$14,174.3	$15,531.4	$(1,287.6)	$14,243.8

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities (e)	$883.9	$16.7	$900.6	$917.3	$9.8	$927.1
Income and other taxes payable	40.3	—	40.3	31.9	—	31.9
Dividends payable	41.7	—	41.7	41.7	—	41.7
Long-term debt maturing within one year (i, j)	395.6	216.3	611.9	392.1	213.2	605.3

	1,361.5	233.0	1,594.5	1,383.0	223.0	1,606.0

Pension and other benefit liabilities (b, c)	—	1,417.7	1,417.7	—	1,453.9	1,453.9
Other long-term liabilities (b, c, e)	786.5	(309.2)	477.3	790.2	(310.3)	479.9
Long-term debt (i, j)	4,074.2	(50.9)	4,023.3	4,102.7	35.5	4,138.2
Future / deferred income taxes (b, c, e, f, g, j)	2,566.6	(697.6)	1,869.0	2,549.5	(704.5)	1,845.0

Total liabilities	8,788.8	593.0	9,381.8	8,825.4	697.6	9,523.0

Shareholders’ equity
Share capital (e)	1,750.1	25.8	1,775.9	1,746.4	24.7	1,771.1
Contributed surplus / Additional paid-in capital (e)	33.5	(4.0)	29.5	33.5	(2.7)	30.8
Accumulated other comprehensive income (loss) (a, b)	41.0	(1,777.2)	(1,736.2)	49.5	(1,795.8)	(1,746.3)
Retained income / earnings (a, b, c, e, f, g, j)	4,938.7	(215.4)	4,723.3	4,876.6	(211.4)	4,665.2

	6,763.3	(1,970.8)	4,792.5	6,706.0	(1,985.2)	4,720.8

Total liabilities and shareholders’ equity	$15,552.1	$(1,377.8)	$14,174.3	$15,531.4	$(1,287.6)	$14,243.8

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(unaudited)
11	Reconciliation of U.S. GAAP to Canadian GAAP (continued)

Disclosures required by Canadian GAAP
Future accounting changes
U.S. GAAP / International Financial Reporting Standards (“IFRS”)
On February 13, 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that publicly accountable enterprises will be required to adopt IFRS in place of Canadian GAAP for interim and annual reporting purposes for fiscal years beginning on or after January 1, 2011, unless, as permitted by Canadian securities regulations, registrants were to adopt U.S. GAAP on or before this date. Commencing on January 1, 2010, CP adopted U.S. GAAP for its financial reporting, which is consistent with the reporting of other North American Class I railways. As a result, CP will not be adopting IFRS in 2011.
Business combinations, consolidated financial statements and non-controlling interests
In January 2009, the CICA issued three new standards:
Business Combinations, Section 1582
This section which replaces the former Section 1581 “Business Combinations” and provides the Canadian equivalent to IFRS 3 “Business Combinations” (January 2008). The new standard requires the acquiring entity in a business combination to recognize most of the assets acquired and liabilities assumed in the transaction at fair value including contingent assets and liabilities; and to recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase. Acquisition-related costs are also to be expensed.
Consolidated Financial Statements, Section 1601 and Non-controlling Interests, Section 1602
These two sections replace Section 1600 “Consolidated Financial Statements”. Section 1601 “Consolidated Financial Statements” carries forward guidance from Section 1600 “Consolidated Financial Statements” with the exception of non-controlling interests which are addressed in a separate section. Section 1602 “Non-controlling Interests”, requires the Company to report non-controlling interests within equity, separately from the equity of the owners of the parent, and transactions between an entity and non-controlling interests as equity transactions.
All three standards are effective January 1, 2011 and therefore will not impact the Company as it has adopted U.S. GAAP for financial reporting.
Capital disclosures
The Company’s objectives when managing its capital are:
o	to maintain a flexible capital structure which optimizes the cost of capital at acceptable risk while providing an appropriate return to its shareholders;

o	to manage capital in a manner which balances the interests of equity and debt holders;

o	to manage capital in a manner that will maintain compliance with its financial covenants;

o	to manage its long-term financing structure to maintain its investment grade rating; and

o	to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business.
The Company defines its capital as follows:
o	shareholders’ equity;

o	long-term debt, including the current portion thereof; and

o	short-term borrowing.
The Company manages its capital structure and makes adjustments to it in accordance with the aforementioned objectives, as well as in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may, among other things, adjust the amount of dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, and/or issue new debt to replace existing debt with different characteristics.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(unaudited)
11	Reconciliation of U.S. GAAP to Canadian GAAP (continued)

The Company monitors capital using a number of key financial metrics, including:
o	debt to total capitalization; and
o	interest coverage ratio.
The calculations for the aforementioned key financial metrics are as follows:
Debt to total capitalization
Debt is the sum of long-term debt, long-term debt maturing within one year and short-term borrowing. This sum is divided by debt plus total shareholders’ equity as presented on our Consolidated Balance Sheet.
Interest coverage ratio
Interest coverage ratio is measured, on a twelve month rolling basis, as adjusted EBIT divided by interest expense. Adjusted EBIT excludes changes in the estimated fair value of the Company’s investment in long-term floating rate notes/ABCP, the gains on sales of partnership interest and significant properties and the loss on termination of a lease with a shortline railway as these are not in the normal course of business and foreign exchange gains and losses on long-term debt, which can be volatile and short term. The interest coverage ratio and adjusted EBIT are non-GAAP measures and do not have standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures of other companies.
The following table illustrates the financial metrics and their corresponding guidelines currently in place:

		March 31,	March 31,
(in millions of Canadian dollars, U.S. GAAP)	Guidelines	2010	2009

Long-term debt		$4,023.3	$5,024.4
Long-term debt maturing within one year		611.9	64.4
Short-term borrowing		—	132.0

Total debt		$4,635.2	$5,220.8

Shareholders’ equity		$4,792.5	$4,847.2
Total debt		4,635.2	5,220.8

Total debt plus equity		$9,427.7	$10,068.0

Operating income		$909.5	$970.8
Less:
Other income and charges		(1.0)	38.8
Plus:
(Gain) loss in long-term floating rate notes/ABCP		(7.3)	28.1
Foreign exchange (gain) loss on long-term debt		(10.1)	(7.2)
Equity income in DM&E		—	39.9
Gain on sales of significant properties		(79.1)	—
Loss on termination of lease with shortline railway		54.5	—

Adjusted EBIT(1)(2)		$868.5	$992.8

Total debt		$4,635.2	$5,220.8
Total debt plus equity		$9,427.7	$10,068.0

Total debt to total capitalization(1)	No more than 50.0%	49.2%	51.9%

Adjusted EBIT(1)(2)		$868.5	$992.8
Interest expense(2)		$262.7	$258.1

Interest coverage ratio(1)(2)	No less than 4.0	3.3	3.8

(1)	These earnings measures have no standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures of other companies.

(2)	The amount is calculated on a twelve month rolling basis.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(unaudited)
11	Reconciliation of U.S. GAAP to Canadian GAAP (continued)
The Company’s financial objectives and strategy as described above have remained substantially unchanged over the last two fiscal years. The objectives are reviewed on an annual basis and financial metrics and their management targets are monitored on a quarterly basis. The interest coverage ratio has decreased during the twelve-month period ended March 31, 2010 due to a reduction in year-over-year earnings. The interest coverage ratio for the period is below the management target provided in the above table, due to lower volumes as a result of the global recession that occurred during the period.
The Company is subject to a financial covenant of funded debt to total capitalization in the revolver loan agreement. Performance to this financial covenant is well within permitted limits.

Summary of Rail Data
(Reconciliation of GAAP earnings to non-GAAP earnings on page 2)

	First Quarter
	2010	2009	Fav/(Unfav)%
Financial (millions, except per share data)

Revenues
Freight revenue	$1,138.2	$1,076.0	$62.2	5.8
Other revenue	28.6	33.6	(5.0)	(14.9)

	1,166.8	1,109.6	57.2	5.2

Operating expenses
Compensation and benefits	353.5	342.9	(10.6)	(3.1)
Fuel	181.7	171.0	(10.7)	(6.3)
Materials	63.9	76.6	12.7	16.6
Equipment rents	49.0	66.4	17.4	26.2
Depreciation and amortization	125.0	119.7	(5.3)	(4.4)
Purchased services and other	188.7	200.8	12.1	6.0

	961.8	977.4	15.6	1.6

Operating income	205.0	132.2	72.8	55.1
Less:

Other income and charges	(4.9)	8.5	13.4	157.6
Interest expense	66.7	71.6	4.9	6.8

Income before income tax expense	143.2	52.1	91.1	174.9

Income tax expense (recovery)	43.4	(5.2)	(48.6)	—

Net income	$99.8	$57.3	$42.5	74.2

Basic earnings per share	$0.59	$0.36	$0.23	63.9

Diluted earnings per share	$0.59	$0.36	$0.23	63.9

Summary of Rail Data (Page 2)
(Reconciliation of GAAP earnings to non-GAAP earnings)

	First Quarter
	2010	2009	Fav/(Unfav)%
Financial (millions)

Net income	$99.8	$57.3	$42.5	74.2
Exclude:
Foreign exchange (gain) loss on long-term debt (FX on LTD)
FX on LTD	(4.1)	2.4	6.5	—
Income tax expense (recovery) on FX on LTD (1)	7.2	(8.9)	(16.1)	—

FX on LTD (net of tax)	3.1	(6.5)	(9.6)	—

Other specified items
Gain in fair value of long-term floating rate notes	(1.0)	—	1.0	—
Income tax expense	0.1	—	(0.1)	—

Gain in fair value of long-term floating rate notes (net of tax)	(0.9)	—	0.9	—

Income before FX on LTD and other specified items (2)	$102.0	$50.8	$51.2	100.8

Earnings per share (EPS)
Diluted EPS	$0.59	$0.36	$0.23	63.9
Exclude (gain) loss:
Diluted EPS, related to FX on LTD, net of tax (2)	0.02	(0.04)	(0.06)	—
Diluted EPS, related to other specified items, net of tax (2)	(0.01)	—	0.01	—

Diluted EPS, before FX on LTD and other specified items (2)	$0.60	$0.32	$0.28	87.5

Operating ratio (%) (3)	82.4	88.1	5.7	—

Shares Outstanding
Weighted average number of shares outstanding (millions)	168.5	160.9	7.6	4.7
Weighted average number of diluted shares outstanding (millions)	169.1	161.2	7.9	4.9

Foreign Exchange
Average foreign exchange rate (US$/Canadian$)	0.96	0.81	(0.15)	(18.5)
Average foreign exchange rate (Canadian$/US$)	1.04	1.24	(0.20)	(16.1)

(1)	Income tax on FX on LTD is discussed in the MD&A in the “Other Income Statement Items” section — “Income Taxes”.

(2)	These earnings measures have no standardized meanings prescribed by GAAP and may not be comparable to similar measures of other companies. See note on non-GAAP earnings measures attached to commentary.

(3)	Operating ratio is the percentage derived by dividing operating expenses by total revenues.

Summary of Rail Data (Page 3)

	First Quarter
	2010	2009	Fav/(Unfav)%

Financial (millions, except per share data)

Operating income	$205.0	$132.2	$72.8	55.1
Other income and charges, before FX on LTD and other specified items (1)	0.2	6.1	5.9	96.7
Interest expense	66.7	71.6	4.9	6.8
Income tax expense, before income tax on FX on LTD and other specified items (1)	36.1	3.7	(32.4)	—

Income before FX on LTD and other specified items (1)	$102.0	$50.8	$51.2	100.8

Operating ratio (%) (2)	82.4	88.1	5.7	—

Diluted EPS, before FX on LTD and other specified items (1)	$0.60	$0.32	$0.28	87.5

(1)	These earnings measures have no standardized meanings prescribed by GAAP and may not be comparable to similar measures of other companies. See note on non-GAAP earnings measures attached to commentary.

(2)	Operating ratio is the percentage derived by dividing operating expenses by total revenues.

Summary of Rail Data (Page 4)

	First Quarter
	2010	2009	Fav/(Unfav)%
Commodity Data

Freight Revenues (millions)
- Grain	$271.3	$287.7	$(16.4)	(5.7)
- Coal	110.5	116.5	(6.0)	(5.2)
- Sulphur and fertilizers	117.8	76.2	41.6	54.6
- Forest products	43.2	45.4	(2.2)	(4.8)
- Industrial and consumer products	205.5	205.8	(0.3)	(0.1)
- Automotive	77.6	51.9	25.7	49.5
- Intermodal	312.3	292.5	19.8	6.8

Total Freight Revenues	$1,138.2	$1,076.0	$62.2	5.8

Millions of Revenue Ton-Miles (RTM)
- Grain	8,636	8,528	108	1.3
- Coal	4,308	3,832	476	12.4
- Sulphur and fertilizers	4,392	2,180	2,212	101.5
- Forest products	1,378	1,064	314	29.5
- Industrial and consumer products	4,887	4,350	537	12.3
- Automotive	545	363	182	50.1
- Intermodal	6,057	5,608	449	8.0

Total RTMs	30,203	25,925	4,278	16.5

Freight Revenue per RTM (cents)
- Grain	3.14	3.37	(0.23)	(6.8)
- Coal	2.56	3.04	(0.48)	(15.8)
- Sulphur and fertilizers	2.68	3.50	(0.82)	(23.4)
- Forest products	3.13	4.27	(1.14)	(26.7)
- Industrial and consumer products	4.21	4.73	(0.52)	(11.0)
- Automotive	14.24	14.30	(0.06)	(0.4)
- Intermodal	5.16	5.22	(0.06)	(1.1)
Total Freight Revenue per RTM	3.77	4.15	(0.38)	(9.2)

Carloads (thousands)
- Grain	113.2	111.5	1.7	1.5
- Coal	76.0	70.8	5.2	7.3
- Sulphur and fertilizers	44.3	24.9	19.4	77.9
- Forest products	17.6	17.5	0.1	0.6
- Industrial and consumer products	91.8	86.6	5.2	6.0
- Automotive	33.5	21.0	12.5	59.5
- Intermodal	248.6	244.0	4.6	1.9

Total Carloads	625.0	576.3	48.7	8.5

Freight Revenue per Carload
- Grain	$2,397	$2,580	$(183)	(7.1)
- Coal	1,454	1,645	(191)	(11.6)
- Sulphur and fertilizers	2,659	3,060	(401)	(13.1)
- Forest products	2,455	2,594	(139)	(5.4)
- Industrial and consumer products	2,239	2,376	(137)	(5.8)
- Automotive	2,316	2,471	(155)	(6.3)
- Intermodal	1,256	1,199	57	4.8

Total Freight Revenue per Carload	$1,821	$1,867	$(46)	(2.5)

Summary of Rail Data (Page 5)

	First Quarter
	2010	2009 (1)	Fav/(Unfav)%
Operations Performance

Total operating expenses per GTM (cents)	1.64	1.92	0.28	14.6

Freight gross ton-miles (GTM) (millions)	58,524	50,933	7,591	14.9
Train miles (000)	9,557	8,907	650	7.3

Average number of active employees – Total	14,431	15,051	620	4.1
Average number of active employees – Expense	13,824	14,384	560	3.9

Number of employees at end of the period — Total	14,530	14,970	440	2.9
Number of employees at end of the period — Expense	13,840	14,125	285	2.0

U.S. gallons of locomotive fuel consumed per 1,000 GTMs -freight & yard	1.23	1.34	0.11	8.2
U.S. gallons of locomotive fuel consumed – total (millions) (2)	71.5	67.7	(3.8)	(5.6)
Average fuel price (U.S. dollars per U.S. gallon)	2.44	2.04	(0.40)	(19.6)

Fluidity Data (excluding DM&E)

Average terminal dwell – AAR definition (hours)	24.1	23.2	(0.9)	(3.9)
Average train speed – AAR definition (mph)	24.2	25.0	(0.8)	(3.2)
Car miles per car day	144.2	140.0	4.2	3.0
Average daily active cars on-line (000)	52.5	48.7	(3.8)	(7.8)
Average daily active road locomotives on-line	860	833	(27)	(3.2)

Safety

FRA personal injuries per 200,000 employee-hours	2.07	1.80	(0.27)	(15.0)
FRA train accidents per million train-miles	1.36	1.97	0.61	31.0

(1)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.

(2)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.

CANADIAN PACIFIC
Management’s Discussion and Analysis
First Quarter Report 2010

Canadian Pacific
Management’s Discussion and Analysis
for the three months ended March 31, 2010
Table of Contents

1.0 BUSINESS PROFILE	2

2.0 STRATEGY	2

3.0 ADDITIONAL INFORMATION	2

4.0 FINANCIAL HIGHLIGHTS	3

5.0 OPERATING RESULTS	3

5.1 Income	3
5.2 Diluted Earnings per Share	3
5.3 Operating Ratio	3
5.4 Impact of Foreign Exchange on Earnings	3

6.0 NON-GAAP MEASURES	4

7.0 LINES OF BUSINESS	5

7.1 Volumes	5
7.2 Revenues	6
7.2.1 Freight Revenues	6
7.2.2 Other Revenues	7
7.2.3 Freight Revenue per Carload	7
7.2.4 Freight Revenue per Revenue Ton-Mile	8

8.0 PERFORMANCE INDICATORS	8

8.1 Efficiency and Other Indicators	8
8.2 Safety Indicators	9

9.0 OPERATING EXPENSES	9

10.0 OTHER INCOME STATEMENT ITEMS	10

11.0 QUARTERLY FINANCIAL DATA	11

12.0 CHANGES IN ACCOUNTING POLICY	11

12.1 2010 Accounting Changes	11

13.0 LIQUIDITY AND CAPITAL RESOURCES	12

13.1 Operating Activities	12
13.2 Investing Activities	12
13.3 Financing Activities	12
13.4 Free Cash	13

14.0 BALANCE SHEET	13

15.0 FINANCIAL INSTRUMENTS	14

16.0 OFF-BALANCE SHEET ARRANGEMENTS	15

17.0 CONTRACTUAL COMMITMENTS	16

18.0 FUTURE TRENDS AND COMMITMENTS	16

19.0 BUSINESS RISKS AND ENTERPRISE RISK MANAGEMENT	18

19.1 Teck Coal Limited	18
19.2 Liquidity	18
19.3 Regulatory Authorities	19
19.4 Labour Relations	20
19.5 Availability of Qualified Personnel	21
19.6 Reliance on Technology	21
19.7 Environmental Laws and Regulations	21
19.8 Financial Risks	21
19.9 General and Other Risks	22

20.0 CRITICAL ACCOUNTING ESTIMATES	23

21.0 SYSTEMS, PROCEDURES AND CONTROLS	25

22.0 FORWARD-LOOKING INFORMATION	25

23.0 GLOSSARY OF TERMS	26
This Management’s Discussion and Analysis (“MD&A”) supplements the Consolidated Financial Statements and related notes for the three months ended March 31, 2010. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars. All information has been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), except as described in Section 6.0 Non-GAAP Measures of this MD&A.
April 28, 2010

In this MD&A, “our”, “us”, “we”, ”CP” and “the Company” refer to Canadian Pacific Railway Limited (“CPRL”), CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries, as the context may require. Other terms not defined in the body of this MD&A are defined in Section 23.0 Glossary of Terms.
Unless otherwise indicated, all comparisons of results for the first quarter of 2010 are against the results for the first quarter of 2009. 2009 financial information, initially filed under Canadian generally accepted accounting principles, has been presented under U.S. GAAP for the purposes of the comparison.
1.0 BUSINESS PROFILE
Canadian Pacific Railway Limited, through its subsidiaries, operates a transcontinental railway in Canada and the United States and provides logistics and supply chain expertise. Through our subsidiaries, we provide rail and intermodal transportation services over a network of approximately 15,300 miles, serving the principal business centres of Canada from Montreal, Quebec, to Vancouver, British Columbia, and the U.S. Northeast and Midwest regions. Our railway feeds directly into the U.S. heartland from the East and West coasts. Agreements with other carriers extend our market reach east of Montreal in Canada, throughout the U.S. and into Mexico. We transport bulk commodities, merchandise freight and intermodal traffic. Bulk commodities include grain, coal, sulphur and fertilizers. Merchandise freight consists of finished vehicles and automotive parts, as well as forest and industrial and consumer products. Intermodal traffic consists largely of high-value, time-sensitive retail goods in overseas containers that can be transported by train, ship and truck, and in domestic containers and trailers that can be moved by train and truck.
2.0 STRATEGY
Our vision is to be the safest and most fluid railway in North America. Through the ingenuity of our people, it is our objective to create long-term value for our customers, shareholders and employees. We seek to accomplish this objective through the following three-part strategy:
•	generating quality revenue growth by realizing the benefits of demand growth in our bulk, intermodal and merchandise business lines with targeted infrastructure capacity investments linked to global trade opportunities;

•	improving productivity by leveraging strategic marketing and operating partnerships, executing a scheduled railway through our Integrated Operating Plan (“IOP”) and driving more value from existing assets and resources by improving “fluidity”; and

•	continuing to develop a dedicated, professional and knowledgeable workforce that is committed to safety and sustainable financial performance through steady improvement in profitability, increased free cash flow and a competitive return on investment.
3.0 ADDITIONAL INFORMATION
Additional information, including our Consolidated Financial Statements, annual U.S. GAAP MD&A, Annual Information Form, press releases and other required filing documents, is available on SEDAR at www.sedar.com in Canada, on EDGAR at www.sec.gov in the U.S. and on our website at www.cpr.ca. The aforementioned documents are issued and made available in accordance with legal requirements and are not incorporated by reference into this MD&A.

4.0 FINANCIAL HIGHLIGHTS
FINANCIAL HIGHLIGHTS

For the three months ended March 31
(in millions, except percentages and per-share data)	2010	2009

Revenues	$1,166.8	$1,109.6
Operating income	205.0	132.2
Income, before FX on LTD and other specified items(1)	102.0	50.8
Net income	99.8	57.3

Basic earnings per share	0.59	0.36
Diluted earnings per share	0.59	0.36
Diluted earnings per share, before FX on LTD and other specified items(1)	0.60	0.32
Dividends declared per share	0.2475	0.2475

Free cash(1)	50.8	(15.5)
Total assets at March 31	14,174.3	14,243.8
Total long-term financial liabilities at March 31(2)	4,180.8	4,344.4

Operating ratio	82.4%	88.1%

(1)	These earnings measures have no standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Measures. A reconciliation of income and diluted earnings per share (“EPS”), before foreign exchange on long-term debt (“FX on LTD”) and other specified items, to net income and diluted EPS, as presented in the financial statements is provided in Section 6.0 Non-GAAP Measures. A reconciliation of free cash to GAAP increase in cash and cash equivalents is provided in Section 13.4 Free Cash.

(2)	Excludes deferred income taxes: $1,869.0 million and $1,845.0 million; and other non-financial deferred liabilities of $1,737.5 million and $1,727.6 million at March 31, 2010 and 2009 respectively.
5.0 OPERATING RESULTS
5.1 Income
Operating income in the first quarter of 2010 was $205.0 million, an increase of $72.8 million, or 55.1%, from $132.2 million. The increase was primarily due to an increase in overall freight revenues as we began to see some economic recovery (discussed further in Section 7.0 Lines of Business) along with continued strength in cost management (discussed further in Section 9.0 Operating Expenses).
Net income for the three months ended March 31, 2010 was $99.8 million, an increase of $42.5 million, or 74.2%, from $57.3 million. Net income increased primarily due to higher operating income partially offset by related income tax expense. Net income was also favourably impacted by decreases in other charges and interest expense, discussed further in Section 10.0 Other Income Statement Items.
5.2 Diluted Earnings per Share
Diluted earnings per share (“EPS”) were $0.59 in the first quarter of 2010, an increase of $0.23, or 63.9%. This increase reflected the change in net income, offset slightly by the impact of the issuance of common shares completed during the first quarter of 2009.
5.3 Operating Ratio
Our operating ratio improved to 82.4% in the first quarter of 2010, compared with 88.1%. This improvement was primarily due to an increase in freight revenues (discussed further in Section 7.0 Lines of Business) coupled with cost management initiatives (discussed further in Section 9.0 Operating Expenses). The operating ratio provides the percentage of revenues used to operate the railway. A lower percentage normally indicates higher efficiency in the operation of the railway.
5.4 Impact of Foreign Exchange on Earnings
Fluctuations in FX affect our results because U.S. dollar-denominated revenues and expenses are translated into Canadian dollars. U.S. dollar-denominated revenues and expenses decrease when the Canadian dollar strengthens in relation to the U.S. dollar.
The Canadian dollar strengthened against the U.S. dollar by approximately 16% on average during the first quarter of 2010, compared with the same period in 2009. The average FX rate for converting U.S. dollars to Canadian dollars decreased to $1.04 in first-quarter 2010 from $1.24 in first-quarter 2009.

6.0 NON-GAAP MEASURES
We present non-GAAP measures and cash flow information in this MD&A to provide a basis for evaluating underlying earnings and liquidity trends in our business that can be compared with the results of our operations in prior periods. These non-GAAP measures exclude FX on LTD, which can be volatile and short term, and other specified items (discussed further in Section 6.2 Other Specified Items) that are not among our normal ongoing revenues and operating expenses.
The adjoining table details a reconciliation of income, before FX on LTD and other specified items, to net income, as presented in the financial statements. Free cash is calculated as cash provided by operating activities, less cash used in investing activities and dividends paid, adjusted for changes in cash and cash equivalent balances resulting from foreign exchange fluctuations. The measure is used by management to provide information with respect to investment and financing decisions and provides a comparable measure for period to period changes. Free cash is discussed further and is reconciled to the increase in cash and cash equivalents as presented in the financial statements in Section 13.4 Free Cash.
Earnings measures that exclude FX on LTD and other specified items, diluted EPS before FX on LTD and other specified items, interest coverage ratio, capital programs and free cash as described in this MD&A have no standardized meanings and are not defined by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies. Income, before FX on LTD and other specified items provides management with a measure of income that can help in a multi-period assessment of long-term profitability and also allows management and other external users of our consolidated financial statements to compare our profitability on a long-term basis with that of our peers. Diluted EPS, before FX on LTD and other specified items is also referred to as adjusted diluted EPS.
Adjusted operating income, presented in Section 11.0 Quarterly Financial Data, is calculated as revenues less operating expenses, less other specified operating expenses. This provides a measure of the profitability of the railway on an ongoing basis as it excludes other specified items. There were no such adjustments for the three months ended March 31 for 2010 and 2009.
Interest coverage ratio (discussed further in Section 13.3.2 Interest Coverage Ratio) is a metric used in assessing the Company’s debt servicing capabilities, but does not have a comparable GAAP measure to which it can be reconciled. This ratio provides an indicator of our debt servicing capabilities, and how these have changed, period over period and in comparison to our peers. Interest coverage ratio includes adjusted earnings before interest and taxes (“adjusted EBIT”) which can also be calculated as adjusted operating income less other income and charges, before FX on LTD and other specified items. The ratio reported quarterly is measured on a twelve month rolling basis.
RECONCILIATION OF NON-GAAP MEASURES TO GAAP MEASURES
(in millions, except diluted EPS)

	For the three months ended
	March 31
	2010	2009

Operating income	$205.0	$132.2

Other charges, before FX on LTD and other specified items(1)	0.2	6.1
Interest expense	66.7	71.6
Income tax expense, before income tax on FX on LTD and other specified items (1)	36.1	3.7

Income, before FX on LTD and other specified items(1)	102.0	50.8

Foreign exchange (gain) loss on long-term debt
FX on LTD	(4.1)	2.4
Income tax expense (recovery)	7.2	(8.9)

FX on LTD, net of tax	3.1	(6.5)
Other specified items
Gain in fair value of long-term floating rate notes	(1.0)	—
Income tax expense	0.1	—

Gain in fair value of long-term floating rate notes, net of tax	(0.9)	—

Net income	$99.8	$57.3

Diluted EPS	$0.59	$0.36
Exclude (gain) loss:
Diluted EPS, related to FX on LTD, net of tax(1)	0.02	(0.04)
Diluted EPS, related to other specified items, net of tax(1)	(0.01)	—

Diluted EPS, before FX on LTD and other specified items(1)	$0.60	$0.32

(1)	These earnings measures have no standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Measures.

6.1 Foreign Exchange Gains and Losses on Long-Term Debt
FX on LTD arises mainly as a result of translating U.S. dollar-denominated debt into Canadian dollars. We calculate FX on LTD using the difference in FX rates at the beginning and at the end of each reporting period. The FX gains and losses are mainly unrealized and will only be realized when net U.S. dollar-denominated LTD matures or is settled. Income, before FX on LTD and other specified items, is disclosed in the table above and excludes FX on LTD from our earnings in order to eliminate the impact of volatile short-term exchange rate fluctuations. A large portion of our U.S. dollar-denominated debt is designated as a hedge of our net investments in U.S. subsidiaries, discussed further in Section 15.2.1 Net Investment Hedge.
On a pre-tax basis, we recorded a FX gain on LTD of $4.1 million in the first quarter of 2010, as the Canadian dollar exchange rate strengthened to $1.0158 relative to the U.S. dollar, compared with $1.0510 on December 31, 2009. We recorded a FX loss on LTD of $2.4 million before tax in first-quarter 2009, as the Canadian dollar exchange rate weakened to $1.2613 relative to the U.S. dollar, compared with $1.2180 on December 31, 2008.
Income tax expense (or recovery) related to FX on LTD is discussed further in Section 10.3 Income Taxes.
6.2 Other Specified Items
Other specified items are material transactions that may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets, unusual income tax adjustments, and other items that do not typify normal business activities. Other specified items also include short term fair value adjustments of certain items that are settled in the long term, specifically fair value adjustments of long-term floating rate notes.
In the first quarter of 2010 the Company recorded an unrealized gain of $0.9 million after tax ($1.0 million before tax) as a result of the change in the market assumptions used to estimate the fair value of our investment in long-term floating rate notes (discussed further in Section 20.6 Fair Value of Investment in Long-term Floating Rate Notes).
There were no other specified items included in net income for the first quarter of 2009.
7.0 LINES OF BUSINESS
7.1 Volumes
VOLUMES

For the three months ended March 31	2010	2009

Carloads (in thousands)
Grain	113.2	111.5
Coal	76.0	70.8
Sulphur and fertilizers	44.3	24.9
Forest products	17.6	17.5
Industrial and consumer products	91.8	86.6
Automotive	33.5	21.0
Intermodal	248.6	244.0

Total carloads	625.0	576.3

Revenue ton-miles (in millions)
Grain	8,636	8,528
Coal	4,308	3,832
Sulphur and fertilizers	4,392	2,180
Forest products	1,378	1,064
Industrial and consumer products	4,887	4,350
Automotive	545	363
Intermodal	6,057	5,608

Total revenue ton-miles	30,203	25,925

Changes in freight volumes generally contribute to corresponding changes in freight revenues and certain variable expenses, such as fuel, equipment rents and crew costs.
Volumes in the first quarter of 2010, as measured by total carloads, increased by 48,700 units, or 8.5% compared to 2009, and RTMs increased by approximately 4.3 billion, or 16.5%, compared to 2009.

The increases in carloads and RTMs in the first-quarter of 2010 were the result of higher volumes of export potash, increased automotive volumes due to increased North American auto sales and increased shipment of export coal due to strong demand for metallurgical coal.
The percentage increase in RTMs was greater than the percentage increase in carloads this quarter due to increased volumes of heavier bulk carloads and an overall increased length of haul.
7.2 Revenues
REVENUES

			Variance
For the three months ended March 31			%
(in millions)	2010	2009	Fav/(unfav)

Grain	$271.3	$287.7	(5.7)
Coal	110.5	116.5	(5.2)
Sulphur and fertilizers	117.8	76.2	54.6
Forest products	43.2	45.4	(4.8)
Industrial and consumer products	205.5	205.8	(0.1)
Automotive	77.6	51.9	49.5
Intermodal	312.3	292.5	6.8

Total freight revenues	1,138.2	1,076.0	5.8

Other revenue	28.6	33.6	(14.9)

Total revenues	$1,166.8	$1,109.6	5.2

CP’s revenues are primarily derived from transporting freight. Other revenues are generated mainly from leasing of certain assets, switching fees and passenger revenue.
7.2.1 Freight Revenues
Freight revenues are earned from transporting bulk, merchandise and intermodal goods, and include fuel recoveries billed to our customers. Freight revenues were $1,138.2 million in the first quarter of 2010, an increase of $62.2 million, or 5.8% from $1,076.0 million. This increase was driven primarily by higher traffic volumes, an overall increase in average length of haul and an increase in fuel surcharge revenues due to fuel price changes. These improvements were partially offset by an approximately $87 million unfavourable impact of the change in foreign exchange on U.S. dollar denominated revenue.
7.2.1.1 Fuel Cost Recovery Program
A change in fuel prices may adversely impact the Company’s expenses and revenues. As such, CP employs a fuel cost recovery program designed to mechanistically respond to fluctuations in fuel prices and help mitigate the financial impact of rising fuel prices. Since January 2009, CP has continued to modify its fuel cost recovery program utilizing a 15 day average fuel index price to further reduce fuel price volatility exposure.
7.2.1.2 Grain
Grain revenues for the first quarter of 2010 were $271.3 million, a decrease of $16.4 million, or 5.7%, from $287.7 million. This decrease was caused by a decrease in freight rates, primarily due to the Canadian Transportation Agency’s (“Agency”) decision directing a downward adjustment of the railway maximum revenue entitlement for movements of regulated grain under the Canadian Transportation Act (“CTA”) and by the unfavourable impact of the change in FX. The overall revenue decrease was partially offset by increased demand for U.S. soybean exports to Asian markets and an increase in non-regulated freight rates.
7.2.1.3 Coal
Coal revenues for the first quarter of 2010 were $110.5 million, a decrease of $6.0 million, or 5.2%, from $116.5 million. This decrease was due to a 2009 negative rate decision, the reduction of average length of haul in U.S. traffic and the unfavourable impact of the change in FX. This decrease was partially offset by increased shipments of export metallurgical coal due to strong demand and higher fuel surcharge revenues due to the change in fuel price.
7.2.1.4 Sulphur and Fertilizers
Sulphur and fertilizers revenues for the first quarter of 2010 were $117.8 million, an increase of $41.6 million, or 54.6%, from $76.2 million. This increase was due to increased export and domestic potash volumes. This increase was partially offset by the unfavourable impact of the change in FX.

7.2.1.5 Forest Products
Forest products revenues for the first quarter of 2010 were $43.2 million, a decrease of $2.2 million, or 4.8%, from $45.4 million. The decrease was primarily due to the unfavourable impact of the change in FX. The number of carloads moved was largely unchanged.
7.2.1.6 Industrial and Consumer Products
Industrial and consumer products revenues for the first quarter of 2010 were $205.5 million, a decrease of $0.3 million, or 0.1%, from $205.8 million. The decrease was primarily due to the unfavourable impact of the change in FX. This was partially offset by increases in fuel surcharge and modest gains in steel and bio fuel shipments.
7.2.1.7 Automotive
Automotive revenues for the first quarter of 2010 were $77.6 million, an increase of $25.7 million, or 49.5%, from $51.9 million. This increase was due to increased North American auto sales and the absence of a series of unusual plant shutdowns and curtailments of production in the first quarter of 2009. This increase was partially offset by the unfavourable impact of the change in FX.
7.2.1.8 Intermodal
Intermodal revenues for the first quarter of 2010 were $312.3 million, an increase of $19.8 million, or 6.8%, from $292.5 million. This increase was primarily due to increased domestic intermodal container shipments, increased freight rates and higher fuel surcharge revenues due to the change in fuel price. The increase was partially offset by the unfavourable impact of the change in FX and lower overall import/export volumes through the Port of Montreal.
7.2.2 Other Revenues
Other revenues for the first quarter of 2010 were $28.6 million, a decrease of $5.0 million, or 14.9% from $33.6 million. The decrease in other revenues in first-quarter 2010 was primarily due to lower revenues from switching and leasing.
7.2.3 Freight Revenue per Carload
FREIGHT REVENUE PER CARLOAD

			Variance
			%
For the three months ended March 31 ($)	2010	2009	Fav/(unfav)

Grain	$2,397	$2,580	(7.1)
Coal	1,454	1,645	(11.6)
Sulphur and fertilizers	2,659	3,060	(13.1)
Forest products	2,455	2,594	(5.4)
Industrial and consumer products	2,239	2,376	(5.8)
Automotive	2,316	2,471	(6.3)
Intermodal	1,256	1,199	4.8

Total freight revenue per carload	$1,821	$1,867	(2.5)

Total freight revenue per carload in the first quarter of 2010 decreased by 2.5% due to the unfavourable impact of the change in FX, negative rate decisions in coal and regulated grain and a reduction in the average length of haul for coal. This overall decrease was partially offset by higher freight rates for non-regulated traffic and increased fuel surcharge revenues due to the change in fuel price.

7.2.4 Freight Revenue per Revenue Ton-Mile
FREIGHT REVENUE PER REVENUE TON-MILE

			Variance
			%
For the three months ended March 31 (cents)	2010	2009	Fav/(unfav)

Grain	3.14	3.37	(6.8)
Coal	2.56	3.04	(15.8)
Sulphur and fertilizers	2.68	3.50	(23.4)
Forest products	3.13	4.27	(26.7)
Industrial and consumer products	4.21	4.73	(11.0)
Automotive	14.24	14.30	(0.4)
Intermodal	5.16	5.22	(1.1)

Total freight revenue per revenue ton-mile	3.77	4.15	(9.2)

Freight revenue per RTM in the first quarter of 2010 decreased by 9.2% compared to the same period in 2009. This decrease was due to the unfavourable impact of the change in FX, negative rate decisions in coal and regulated grain and a significant increase in shipments of potash, which generate lower freight revenue per RTM. This decrease was partially offset by increased fuel surcharge revenues and higher freight rates for non-regulated traffic.
8.0 PERFORMANCE INDICATORS
The indicators listed in this table are key measures of our operating performance. Definitions of these performance indicators are provided in Section 23.0 Glossary of Terms.
PERFORMANCE INDICATORS(1)

For the three months ended March 31	2010	2009

Consolidated data including DM&E
Efficiency and other indicators
Gross ton-miles (“GTM”) of freight (millions)	58,524	50,933
Train miles (thousands)	9,557	8,907
U.S. gallons of locomotive fuel consumed per 1,000 GTMs – freight and yard	1.23	1.34
Average number of active employees – expense	13,824	14,384
CP data excluding DM&E
Efficiency and other indicators
Car miles per car day	144.2	140.0
Average terminal dwell (hours)	24.1	23.2
Average train speed (miles per hour)	24.2	25.0
Consolidated data including DM&E
Safety indicators
FRA personal injuries per 200,000 employee-hours	2.07	1.80
FRA train accidents per million train-miles	1.36	1.97

(1)	Certain comparative period figures have been updated to reflect new information.
8.1 Efficiency and Other Indicators
GTMs increased 14.9% in the first quarter of 2010. This was mainly due to an increase in traffic for all lines of business. Fluctuations in GTMs normally drive fluctuations in certain variable costs, such as fuel and train crew costs.
Train miles increased 7.3% in the first quarter of 2010. This is mainly due to an increase in traffic across all lines of business, partially offset by improvements in train weights from increased volumes and execution of our long train strategy.
U.S. gallons of locomotive fuel consumed per 1,000 GTMs in both freight and yard activity decreased 8.2% in first-quarter 2010. This improvement was primarily due to fuel conservation initiatives, our long train strategy and favourable weather conditions.
The average number of active expense employees for the first quarter of 2010 decreased by 560, or 3.9%, compared with the same period in 2009. Layoffs commenced in the first quarter of 2009 in response to sharp declines in traffic volumes. The growth in traffic volumes in the first quarter of 2010 has necessitated the recall to work of some employees laid off.

Car miles per car day improved by 3.0% in first-quarter 2010 due to improved utilization of active cars.
Average terminal dwell, the average time a freight car resides in a terminal, increased 3.9% in the first quarter of 2010 due to increased volumes being handled in key hubs.
Average train speed decreased 3.2% in the first quarter of 2010 and was impacted by mix and supply pipeline issues at Port Metro Vancouver.
8.2 Safety Indicators
Safety is a key priority for our management and Board of Directors. Our two main safety indicators – personal injuries and train accidents – follow strict U.S. Federal Railroad Administration (“FRA”) reporting guidelines.
The FRA personal injury rate per 200,000 employee-hours for CP including DM&E is 2.07 for the first quarter of 2010, compared with 1.80 in the same period of 2009. The FRA train accident rate for CP including DM&E for the first quarter of 2010 is 1.36 accidents per million train-miles, compared with 1.97 in the same period of 2009. We continue to be the industry leader in train operations safety.
9.0 OPERATING EXPENSES
OPERATING EXPENSES
For the three months ended March 31
(in millions)

				Variance 2010
			Variance	to 2009
			2010 to 2009%
	2010	2009	Fav/(unfav)	Fav/(unfav)

Compensation and benefits	$353.5	$342.9	$(10.6)	(3.1)
Fuel	181.7	171.0	(10.7)	(6.3)
Materials	63.9	76.6	12.7	16.6
Equipment rents	49.0	66.4	17.4	26.2
Depreciation and amortization	125.0	119.7	(5.3)	(4.4)
Purchased services and other	188.7	200.8	12.1	6.0

Total	$961.8	$977.4	$15.6	1.6

Operating expenses for the first quarter of 2010 were $961.8 million a decrease of $15.6 million, or 1.6%, from $977.4 million.
Operating expenses for the first quarter of 2010 decreased primarily due to:
•	the favourable impact in the change in FX of approximately $71 million;

•	lower material costs due to fewer locomotive overhauls as idle locomotives were brought back into service; and

•	lower equipment rents reflecting the turn back of leased equipment in 2009.
These decreases in operating expenses were partially offset by higher incentive and stock-based compensation, increased traffic volume related expenses, higher fuel prices and increased depreciation expense.
9.1 Compensation and Benefits
Compensation and benefits expense was $353.5 million in the first quarter of 2010, an increase of $10.6 million, or 3.1%, from $342.9 million. The increase in expense was generated by an increase in incentive and stock-based compensation and by higher labour, benefits and pension expense. This increase was offset by the favourable impact in the change in FX, crew efficiencies and full-time equivalent employee reductions.
9.2 Fuel
Fuel expense was $181.7 million in the first quarter of 2010, an increase of $10.7 million, or 6.3%, from $171.0 million. This increase was primarily due to higher fuel prices and increased traffic volumes, partially offset by the favourable impact of the change in FX, improved fuel efficiency and hedging. Volatility in fuel prices is largely recovered by the fuel cost recovery program reflected in revenues, discussed further in Section 7.2.1.1 Fuel Cost Recovery Program.

9.3 Materials
Materials expense was $63.9 million in first-quarter 2010, a decrease of $12.7 million, or 16.6%, from $76.6 million. This decrease was due mainly to the favourable impact of the change in FX, lower material prices, and favourable operating conditions resulting in lower freight car maintenance expense. In response to higher volumes, fewer locomotive overhauls were performed in the first quarter as efforts were concentrated on servicing a number of stored units that were put back in service resulting in lower locomotive maintenance expense.
9.4 Equipment Rents
Equipment rents expense was $49.0 million in the first quarter of 2010, a decrease of $17.4 million or 26.2% from $66.4 million. The decrease was primarily due to the favourable impact of the change in FX, and reduced freight car and intermodal equipment leasing costs resulting from the benefits of the turn back of leased equipment and fleet reductions that occurred in 2009. These decreases were partially offset by higher locomotive leasing costs as a result of increased traffic volumes.
9.5 Depreciation and Amortization
Depreciation and amortization expense was $125.0 million in the first quarter of 2010, an increase of $5.3 million, or 4.4%, from $119.7 million. The increase is primarily due to capital additions in track and roadway, offset by the favourable impact of the change in FX.
9.6 Purchased Services and Other
Purchased services and other expense was $188.7 million in first-quarter 2010, a decrease of $12.1 million, or 6.0% from $200.8 million. This decrease was primarily due to the favourable impact of the change in FX and lower maintenance costs largely due to fewer locomotive overhauls and reduced freight car maintenance, however, lower maintenance performed for foreign cars reduced Association of American Railroads (“AAR”) recoveries. Other decreases were due to lower train accident and personal injury costs, lower bad debt expense due to the improving economic conditions and reduced snow removal costs. The decrease was also partially offset by increased consulting costs.
10.0 OTHER INCOME STATEMENT ITEMS
10.1 Other Income and Charges
Other income and charges netted to an income of $4.9 million in the first quarter of 2010, compared to an expense of $8.5 million in 2009. The change in other income and charges was due to gains from FX on LTD, a gain on long-term floating rate notes (discussed further in Section 20.6 Fair Value of Investment in Long-term Floating Rate Notes) and FX gains on the Company’s working capital position. FX on LTD is discussed further in Section 6.1 Foreign Exchange Gains and Losses on Long-Term Debt.
10.2 Interest Expense
Interest expense was $66.7 million in the first quarter of 2010, a decrease of $4.9 million from $71.6 million. The decrease was primarily due to the favourable impact of the change in FX on U.S. dollar-denominated interest expense, the repurchase of debt securities during the second quarter of 2009 and more interest capitalized on capital projects, partly offset by interest on new debt issuances during 2009.
10.3 Income Taxes
Income tax expense was $43.4 million in the first quarter of 2010, a change of $48.6 million from a recovery of $5.2 million in 2009. This change was mainly due to higher earnings in 2010 and a deferred income tax benefit of $6.2 million recorded in the first quarter of 2009 resulting from a tax rate change implemented by the British Columbia (“BC”) provincial government.
The effective income tax rate for first-quarter 2010 was 30.3%, compared with a tax rate benefit of 10.0% for first-quarter 2009 including the BC tax rate reduction. This change in rate reflects a provincial rate reduction in 2009 as well as the impact of non-taxable FX gains and losses on long-term debt. The normalized rates (income tax rate based on income adjusted for FX on LTD, and other specified items) for first-quarter 2010 was 26%, compared with 7% for first-quarter 2009. In addition to the provincial rate reduction, the change in the normalized tax rate was primarily due to higher earnings in 2010.
We expect a normalized effective income tax rate, excluding tax on FX on LTD, in 2010 of between 25% and 27% which is based on certain estimates and assumptions for the year (discussed further in Section 19.0 Business Risk and Enterprise Risk Management).
CP’s U.S. dollar-denominated long-term debt which, finances the Company’s global operations, is in multi-national taxing jurisdictions. As well, a portion of this debt is designated as a net investment hedge against our net investment in U.S. subsidiaries. Consequently, the accounting for tax on foreign exchange gains and losses on long-term debt can vary significantly.

11.0 QUARTERLY FINANCIAL DATA
QUARTERLY FINANCIAL DATA AS REPORTED

For the quarter ended	2010	2009				2008(1)
(in millions, except per share data)	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30	Jun. 30

Total revenue	$1,166.8	$1,143.2	$1,118.1	$1,031.3	$1,109.6	$1,324.9	$1,298.9	$1,250.2
Adjusted operating income(2)	205.0	225.5	267.8	186.6	132.2	292.7	305.0	240.8
Operating income	205.0	171.0	346.9	186.6	132.2	292.7	305.0	240.8
Net income	99.8	149.5	212.0	136.6	57.3	200.1	202.6	130.0
Income, before FX on LTD and other specified items(2)	102.0	128.9	163.6	80.4	50.8	170.6	214.4	126.4

Basic earnings per share	$0.59	$0.89	$1.26	$0.81	$0.36	$1.30	$1.32	$0.85
Diluted earnings per share	0.59	0.89	1.26	0.81	0.36	1.29	1.31	0.84
Diluted earnings per share, before FX on LTD and other specified items(2)	0.60	0.76	0.97	0.48	0.32	1.10	1.38	0.81

(1)	DM&E figures are included on a consolidated basis beginning October 30, 2008.

(2)	These earnings measures have no standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Measures. A reconciliation of income, adjusted operating income and diluted EPS, before FX on LTD and other specified items, to net income and diluted EPS, as presented in the financial statements, is provided in Section 6.0 Non-GAAP Measures.
11.1 Quarterly Trends
Volumes of and, therefore, revenues from certain goods are typically stronger during different periods of the year. First-quarter revenues can be lower mainly due to winter weather conditions, closure of the Great Lakes ports and reduced transportation of retail goods. Second- and third-quarter revenues generally improve over the first quarter as fertilizer volumes are typically highest during the second quarter and demand for construction-related goods is generally highest in the third quarter. Revenues are typically strongest in the fourth quarter, primarily as a result of the transportation of grain after the harvest, fall fertilizer programs and increased demand for retail goods moved by rail. The seasonality of volumes and revenues have also been impacted by the extraordinary declines experienced in 2009 in manufacturing production and consumer spending in North America and globally due to the recent economic recession. Operating income is also affected by seasonal fluctuations. Operating income is typically lowest in the first quarter due to higher operating costs associated with winter conditions. Net income is typically influenced by these seasonal fluctuations in customer demand and weather-related issues.
Fluctuations in quarterly trends driven by the 2009 global recession caused our results and volumes to be inconsistent with the sensitivity and trends provided above. The changes in economic conditions in 2009 affected quarterly results; the timing of a return to the sensitivity and trends discussed above will depend on the recovery of the economy and our customers.
12.0 CHANGES IN ACCOUNTING POLICY
12.1 2010 Accounting Changes
12.1.1 U.S. GAAP/ International Financial Reporting Standards (“IFRS”)
Effective the first quarter of 2010, CP has commenced reporting its financial results using U.S. GAAP, which is consistent with the current reporting of all other North American Class I railways. As a result, CP will not be adopting IFRS in 2011.
12.1.2 Consolidations
In June 2009, the Financial Accounting Standards Board (“FASB”) issued Amendments to Consolidation of Variable Interest Entities. The guidance retains the scope of the previous guidance with the addition of entities previously considered qualifying special purpose entities. In addition, it replaces the previous quantitative approach with a qualitative analysis approach for determining whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. The guidance is further amended to require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity and requires enhanced disclosures about an enterprise’s involvement in a variable interest entity. The guidance is applicable to all variable interest entities that existed at January 1, 2010, the date of adoption, or are created thereafter.
The Company has variable interests in variable interest entities, however, the adoption of the new guidance did not change the previous assessment that the Company is not the primary beneficiary and as such does not consolidate the variable interest entities. Additional note disclosure regarding the nature of the Company’s variable interests and where judgment was required to assess the primary beneficiary of these variable interest entities has been provided in Section 17.1 Variable Interests.
12.1.3 Accounting for Transfers of Financial Assets
The FASB has released additional guidance with respect to the accounting and disclosure of transfers of financial assets such as securitized accounts receivable. Although the Company currently does not have an accounts receivable securitization program, the guidance, which includes revisions to the derecognition criteria in a transfer and the treatment of qualifying special purpose entities, would be applicable to any future securitization. The new guidance is effective for the Company from January 1, 2010. The adoption of this guidance had no impact to the Company’s financial statements.
12.1.4 Fair Value Measurement and Disclosure
In January 2010, the FASB amended the disclosure requirements related to fair value measurements. The update provides for new disclosures regarding transfers in and out of Level 1 and Level 2 financial asset and liability categories and expanded disclosures in the Level 3 reconciliation. The update also provides clarification that the level of disaggregation should be at the class level and that the disclosures about inputs and valuation techniques are required for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3. New disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the expanded disclosures in the Level 3 reconciliation, which are effective for fiscal years beginning after December 15, 2010. The Company has adopted this guidance resulting in expanded note disclosure.
13.0 LIQUIDITY AND CAPITAL RESOURCES
We believe adequate amounts of cash and cash equivalents are available in the normal course of business to provide for ongoing operations, including the obligations identified in the tables in Section 17.0 Contractual Commitments and Section 18.4 Certain Other Financial Commitments. We are not aware of any trends or expected fluctuations in our liquidity that would create any deficiencies. Liquidity risk is discussed in Section 19.2 Liquidity. The following discussion of operating, investing and financing activities describes our indicators of liquidity and capital resources.
13.1 Operating Activities
Cash provided by operating activities was $186.5 million in the first quarter of 2010, an increase of $51.3 million from $135.2 million in the same period of 2009. This increase was mainly due to higher earnings offset in part by unfavourable changes in non-cash working capital balances.
13.2 Investing Activities
Cash used in investing activities was $84.0 million in the first quarter of 2010, a decrease of $31.1 million from $115.1 million in the same period of 2009. This decrease was largely due to lower additions to properties.
Additions to properties (“capital investment”) in 2010 are expected to be in the range of $680 million to $730 million. Planned capital programs include approximately $585 million for the renewal of rail, ballast, crossties, automated signal systems, buildings and equipment and $115 million for information technology, positive train control, efficiency and other opportunity capital projects. Our capital spending outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments (see Section 19.0 Business Risks and Enterprise Risk Management for a discussion of these assumptions and other factors affecting our expectations for 2010).
13.3 Financing Activities
Cash used in financing activities was $47.8 million in the first quarter of 2010 as compared to cash provided by financing activities of $426.5 million in the same period of 2009. Cash used in financing activities in the first quarter of 2010 was mainly due to dividends paid. Cash provided by financing activities in the first quarter of 2009 was primarily due to the issuance of common shares for net cash proceeds of approximately $489 million offset in part by dividends paid.
The Company also has available, as sources of financing, unused credit facilities of up to $746 million.
13.3.1 Debt to total capitalization
At March 31, 2010, our debt to total capitalization improved to 49.2%, compared with 51.9% at March 31, 2009. This decrease in 2010 was primarily due to:
•	an increase in equity driven by earnings;

•	the tender of debt securities in the second quarter of 2009;

•	the impact of the stronger Canadian dollar on U.S. dollar-denominated debt at March 31, 2010, compared with March 31, 2009; and

•	the repayment of short-term borrowings.
This was partially offset by the issuance of long-term debt and an increase in the under funded status of the pension plan.
Debt to total capitalization is the sum of long-term debt, long-term debt maturing within one year and short-term borrowing, divided by debt plus total shareholders’ equity as presented on our Consolidated Balance Sheet.

13.3.2 Interest coverage ratio
At March 31, 2010, our interest coverage ratio (discussed further in Section 6.0 Non-GAAP Measures) decreased to 3.3, compared with 3.8 at March 31, 2009. This decrease was primarily due to lower earnings based on the twelve month period ending March 31, 2010.
Interest coverage ratio is measured, on a rolling twelve month basis, as adjusted EBIT (discussed further in Section 6.0 Non-GAAP Measures) divided by interest expense. This ratio excludes changes in the estimated fair value of the Company’s investment in long-term floating rate notes/asset-backed commercial paper (“ABCP”), the gains on sales of partnership interest and significant properties and the loss on termination of a lease with a shortline railway as these are not in the normal course of business and FX on LTD, which can be volatile and short term. The interest coverage ratio and adjusted EBIT are non-GAAP measures.
13.3.3 Security Ratings
Our unsecured long-term debt securities are currently rated “Baa3”, “BBB” and “BBB” by Moody’s Investors Service, Inc. (“Moody’s”), Standard and Poor’s Corporation (“S&P”) and DBRS, respectively. The S&P rating has a negative outlook, while the Moody’s and DBRS ratings have a stable outlook. Our ratings have remained unchanged during the quarter.
13.4 Free Cash
CALCULATION OF FREE CASH(1)
(reconciliation of free cash to GAAP increase in cash and cash equivalents)

For the three months ended March 31 (in millions)	2010	2009

Cash provided by operating activities	$186.5	$135.2
Cash used in investing activities	(84.0)	(115.1)
Dividends paid	(41.7)	(38.0)
Foreign exchange effect on cash and cash equivalents	(10.0)	2.4

Free cash(1)	50.8	(15.5)

Cash (used in)/ provided by financing activities, excluding dividend payment	(6.1)	464.5

Increase in cash, as shown on the Consolidated Statement of Cash Flows	44.7	449.0

Net cash and cash equivalents at beginning of period	679.1	117.5

Net cash and cash equivalents at end of period	$723.8	$566.5

(1)	Free cash has no standardized meaning prescribed by GAAP and, therefore, is unlikely to be comparable to similar measures of other companies. Free cash is discussed further in this section and in Section 6.0 Non-GAAP Measures.
Free cash is a non-GAAP measure that management considers to be an indicator of liquidity. Free cash is calculated as cash provided by operating activities, less cash used in investing activities and dividends paid, adjusted for changes in cash and cash equivalent balances resulting from foreign exchange fluctuations.
There was positive free cash of $50.8 million in the first quarter of 2010, compared with negative free cash of $15.5 million in the same period of 2009. This increase in free cash was primarily due to higher earnings and lower additions to properties, offset in part by unfavourable changes in non-cash working capital balances and the unfavourable impact of foreign exchange fluctuations on U.S. dollar denominated cash in 2010.
14.0 BALANCE SHEET
14.1 Assets
Assets totalled $14,174.3 million at March 31, 2010, compared with $14,243.8 million at December 31, 2009. The decrease in assets in the first quarter of 2010 reflected the impact of a weaker U.S. dollar on the carrying value of U.S. assets. Partly offsetting the decrease was an increase in cash and accounts receivable balances as a result of increased business activity.
14.2 Total Liabilities
Our total liabilities were $9,381.8 million at March 31, 2010, compared with $9,523.0 million at December 31, 2009. The decrease reflected the impact of a weaker U.S. dollar on the carrying value of U.S. liabilities and U.S. dollar denominated long-term debt.
14.3 Equity
At March 31, 2010, our Consolidated Balance Sheet reflected $4,792.5 million in equity, compared with an equity balance of $4,720.8 million at December 31, 2009. This increase in equity was primarily due to net income in excess of dividends paid.
14.4 Share Capital
At April 23, 2010, 168,565,368 Common Shares and no Preferred Shares were issued and outstanding.

In addition, CP has a Management Stock Option Incentive Plan (“MSOIP”) under which key officers and employees are granted options to purchase CP shares. Each option granted can be exercised for one Common Share. At April 23, 2010, 8.1 million options were outstanding under our MSOIP and Directors’ Stock Option Plan, and 1.1 million Common Shares have been reserved for issuance of future options.
14.5 Dividends
On February 23, 2010, our Board of Directors declared a quarterly dividend of $0.2475 per share (2009 – $0.2475 per share) on the outstanding Common Shares. The dividend is payable on April 26, 2010 to holders of record at the close of business on March 26, 2010.
15.0 FINANCIAL INSTRUMENTS
The Company’s policy with respect to using derivative financial instruments is to selectively reduce volatility associated with fluctuations in interest rates, FX rates, the price of fuel and stock-based compensation expense. Where derivatives are designated as hedging instruments, the relationship between the hedging instruments and their associated hedged items is documented, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on the Consolidated Balance Sheet, commitments or forecasted transactions. At the time a derivative contract is entered into, and at least quarterly thereafter, an assessment is made whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.
Financial derivatives or commodity instruments are used to mitigate financial risk and are not for trading or speculative purposes.
The nature and extent of CP’s use of financial instruments, as well as the risks associated with the instruments have not changed from our MD&A documents or our U.S. GAAP MD&A for the year ended December 31, 2009, except as described below.
15.1 Interest Rate Management
15.1.1 Interest Rate Swap
During the three months ended March 31, 2010 the Company amortized $1.1 million of a deferred gain, to “Interest expense”, relating to an interest rate swap previously unwound.
Prior to the unwind, accounting for the associated debt at the floating interest rate decreased “Interest expense” by $1.4 million for the three months ended March 31, 2009.
At March 31, 2010 and December 31, 2009, the Company had no outstanding interest rate swaps.
15.1.2 Interest and Treasury Rate Locks
At March 31, 2010, the Company had net unamortized losses related to interest rate locks settled in previous years totalling $24.0 million (December 31, 2009 – $23.9 million), which are reflected in “Accumulated other comprehensive loss”. This amount is composed of various unamortized gains and losses related to specific debts. These unamortized gains and losses are amortized to “Interest expense” in the period that interest on the related debt is charged. The amortization of these gains and losses resulted in a decrease in “Interest expense” and “Other comprehensive income” of $0.1 million for the three months ended March 31, 2010 (three months ended March 31, 2009 – $0.1 million).
15.2 Foreign Exchange Management
15.2.1 Net Investment Hedge
The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. A portion of the Company’s U.S. dollar denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. This designation has the effect of mitigating volatility on net income by offsetting long-term FX gains and losses on long-term debt against gains and losses on its net investment. In addition, the Company may enter into FX forward contracts to lock in the amount of Canadian dollars it has to pay on its U.S. denominated debt maturities.
15.2.2 Foreign exchange Forward on Long-term Debt
In 2007, the Company entered into a FX forward contract to fix the exchange rate on US$400 million 6.250% Notes due 2011. This derivative guaranteed the amount of Canadian dollars that the Company will repay when its US$400 million 6.250% Notes mature in October 2011. This derivative is not designated as a hedge and changes in fair value are recognized in net income in the period in which the change occurs. During the three months ended March 31, 2009, CP unwound US$25 million of the

US$400 million for total proceeds of $4.5 million, which was settled in the second quarter of 2009. During the remainder of 2009, CP unwound a further US$305 million for total proceeds of $29.6 million.
During the three months ended March 31, 2010, the Company recorded an unrealized foreign exchange loss on long-term debt of $1.9 million to “Other income and charges” related to the currency forward. For the same period in 2009, the Company recorded a net gain of $14.1 million, which was inclusive of both realized and unrealized gains.
At March 31, 2010, the unrealized loss of $1.7 million on the remaining FX forward of US$70 million was included in “Other long-term liabilities”. At December 31, 2009, the unrealized gain on the remaining FX forward of $0.2 million was included in “Other assets”.
15.3 Fuel Price Management
15.3.1 Energy Futures
At March 31, 2010, the Company had diesel futures contracts, which are accounted for as cash flow hedges, to purchase approximately 13.5 million US gallons during the period April 2010 to March 2011 at an average price of US$2.05 per US gallon. This represents approximately 5% of estimated fuel purchases for this period. At March 31, 2010, the unrealized gain on these futures contracts was $2.8 million (December 31, 2009 – $2.5 million) and was reflected in “Other current assets” with the offset, net of tax, reflected in “Accumulated other comprehensive loss”.
At March 31, 2010 and December 31, 2009, the Company had no remaining crude futures and associated FX forward contracts.
During the three months ended March 31, 2010, the impact of settled commodity swaps benefited “Fuel” expense by $0.9 million as a result of realized gains on diesel swaps. For the same period in 2009, the net impact of settled commodity swaps increased “Fuel” expense in the quarter by $5.7 million as a result realized losses on diesel swaps offset in part by gains on West Texas Intermediate (“WTI”) swaps.
For every one cent increase in the price of a U.S gallon of diesel, fuel expense before tax and hedging will increase by approximately $3 million on an annual basis, assuming current FX rates and fuel consumption levels. We have a fuel risk mitigation program to moderate the impact of increases in fuel prices, which includes these swaps and our fuel cost recovery program.
15.4 Stock-Based Compensation Expense Management
15.4.1 Total Return Swaps (“TRS”)
The Company entered into a TRS to reduce the volatility to the Company over time on three types of stock-based compensation programs: tandem share appreciation rights (“TSARs”), deferred share units (“DSUs”) and restricted share units (“RSUs”). The TRS is a derivative that provides price appreciation and dividends, in return for a charge by the counterparty. The swaps were intended to minimize volatility to “Compensation and benefits” expense by providing a gain to offset increased compensation expense as the share price increased and a loss to offset reduced compensation expense when the share price falls. If stock-based compensation share units fall out of the money after entering the program, the loss associated with the swap would no longer be fully offset by compensation expense reductions, which would reduce the effectiveness of the swap. During 2009 the Company decided not to expand its TRS program.
“Compensation and benefits” expense included an unrealized gain on these swaps of $0.8 million in the first quarter of 2010 (2009 – loss of $10.7 million). At March 31, 2010, the unrealized loss on the TRS of $17.4 million was included in “Accounts payable and accrued liabilities” (December 31, 2009 – $18.2 million).
16.0 OFF-BALANCE SHEET ARRANGEMENTS
The information on off-balance sheet arrangements disclosed in our MD&A for the year ended December 31, 2009 remains substantially unchanged, except as updated as follows:
16.1 Guarantees
At March 31, 2010, the Company had residual value guarantees on operating lease commitments of $163.5 million. The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain of the guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At March 31, 2010, these accruals amounted to $9.1 million.

17.0 CONTRACTUAL COMMITMENTS
The accompanying table indicates our known obligations and commitments to make future payments for contracts, such as debt and capital lease and commercial arrangements.
CONTRACTUAL COMMITMENTS AT MARCH 31, 2010

Payments due by period		Remainder	2011 &	2013 &	2015 &
(in millions)	Total	of 2010	2012	2014	beyond
| | | | |
Long-term debt	$4,336.3	$602.5	$309.9	$187.8	$3,236.1
Capital lease obligations	307.7	9.4	13.7	148.3	136.3
Operating lease obligations(1)	881.3	105.4	245.1	180.5	350.3
Supplier purchase obligations	1,722.1	214.6	251.4	290.4	965.7
Other long-term liabilities reflected on our Consolidated Balance Sheet (2)	787.0	71.4	168.0	142.2	405.4

Total contractual obligations	$8,034.4	$1,003.3	$988.1	$949.2	$5,093.8

(1)	Residual value guarantees on certain leased equipment with a maximum exposure of $163.5 (discussed further in Section 16.1 Guarantees) are not included in the minimum payments shown above, as management believes that we will not be required to make payments under these residual guarantees.

(2)	Includes expected cash payments for restructuring, environmental remediation, asset retirement obligations, post-retirement benefits, workers’ compensation benefits, long-term disability benefits and certain other long-term liabilities. Future payments for pension benefits and stock-based compensation liabilities are not included as these may vary as a result of future changes in underlying assumptions used to calculate these liabilities. Pension payments are discussed further in Section 18.5 Pension Plan Deficit. In addition, deferred income tax liabilities are excluded as these may vary according to changes in tax rates, tax regulations and the operating results of the Company. Deferred income taxes are further discussed in Section 20.4 Deferred Income Taxes.

17.1 Variable Interests
The Company leases equipment from certain trusts, which have been determined to be variable interest entities financed by a combination of debt and equity provided by unrelated third parties. The lease agreements, which are classified as operating leases, have a fixed price purchase option which create the Company’s variable interest and result in the trusts being considered variable interest entities. These fixed price purchase options are set at the estimated fair market value as determined at the inception of the lease and could provide the Company with potential gains. These options are considered variable interests, however, they are not expected to provide a significant benefit to the Company.
The Company is responsible for maintaining and operating the leased assets according to specific contractual obligations outlined in the terms of the lease agreements and industry standards. The rigor of the contractual terms of the lease agreements and industry standards are such that the Company has limited discretion over the maintenance activities associated with these assets. As such the Company concluded these terms do not provide the Company with the power to direct the activities of the variable interest entities in a way that has a significant impact on the entities’ economic performance.
The Company’s financial exposure as a result of its involvement with the variable interest entities is equal to the fixed lease payments due to the trusts. In 2010 lease payments after tax will amount to $9.3 million. Future minimum lease payments, before tax, of $246 million will be payable over the next 20 years (included in operating lease obligations shown in Section 17.0 Contractual Commitments). The Company does not guarantee the residual value of the assets to the lessor, however, it must deliver to the lessor the assets in good operating condition, subject to normal wear and tear, at the end of the lease term.
As the Company’s actions and decisions do not have the most significant effect on the variable interest entities’ performance, and the Company’s fixed purchase price option is not considered to be potentially significant to the variable interest entities, the Company is not considered to be the primary beneficiary, and does not consolidate these variable interest entities. As the leases are considered to be operating leases, the Company does not recognize any balances in the Consolidated Balance Sheet in relation to the variable interest entities.
18.0 FUTURE TRENDS AND COMMITMENTS
The information on future trends and commitments disclosed in our MD&A for the year ended December 31, 2009 remains substantially unchanged, except as updated as follows:
18.1 Change in Executive Officer
On April 6, 2010 Edmond (Ed) Harris was appointed to the position of Executive Vice-President and Chief Operations Officer of Canadian Pacific. Mr. Harris reports to the President and Chief Executive Officer, Fred Green. His responsibilities include all aspects of railway operations, safety, customer service, engineering and mechanical services in both Canada and the U.S.

18.2 Stock Price
The market value of our Common Shares increased $0.45 per share on the Toronto Stock Exchange in the first quarter of 2010 (from $56.79 to $57.24). The market value of our Common Shares decreased $3.46 per share on the Toronto Stock Exchange in the first quarter of 2009 (from $40.98 to $37.52). These changes in share price contributed to increases/decreases in the value of our outstanding stock-based compensation.
18.3 Environmental
Cash payments related to our environmental remediation program (described in Section 20.1 Environmental Liabilities) totalled $0.7 million in the first quarter of 2010, compared with $1.6 million in 2009. Cash payments for environmental initiatives are estimated to be approximately $14 million for the remainder of 2010, $18 million in 2011, $16 million in 2012 and a total of approximately $71 million over the remaining years through 2020, which will be paid in decreasing amounts. All payments will be funded from general operations.
We continue to be responsible for remediation work on portions of a property in the State of Minnesota and continue to retain liability accruals for remaining future expected costs. The costs are expected to be incurred over approximately 10 years. The state’s voluntary investigation and remediation program will oversee the work to ensure it is completed in accordance with applicable standards.
18.4 Certain Other Financial Commitments
In addition to the financial commitments mentioned previously in Section 16.0 Off-balance Sheet Arrangements and Section 17.0 Contractual Commitments, we are party to certain other financial commitments set forth in the adjacent table and discussed below.
CERTAIN OTHER FINANCIAL COMMITMENTS AT MARCH 31, 2010

Amount of commitment per period		Remainder	2011 &	2013 &	2015 &
(in millions)	Total	of 2010	2012	2014	beyond

Letters of credit	$329.1	$329.1	$—	$—	$—
Capital commitments	195.4	144.9	49.1	1.4	—

Total commitments	$524.5	$474.0	$49.1	$1.4	$—

18.4.1 Letters of Credit
Letters of credit are obtained mainly to provide security to third parties as part of various agreements, such as required by our workers’ compensation and pension fund requirements. We are liable for these contract amounts in the case of non-performance under these agreements. As a result, our available line of credit is adjusted for contractual amounts obtained through letters of credit currently included within our revolving credit facility.
18.4.2 Capital Commitments
We remain committed to maintaining our current high level of plant quality and renewing our franchise. As part of this commitment, we have entered contracts with suppliers to make various capital purchases related to track programs, locomotive acquisitions, freight cars, and land. Payments for these commitments are due in 2010 through 2013. These expenditures are expected to be financed by cash generated from operations or by issuing new debt.
18.5 Pension Plan Deficit
We estimate that every 1.0 percentage point increase (or decrease) in the discount rate attributable to changes in long Government of Canada bond yields can cause our defined benefit pension plans’ deficit to decrease (or increase) by approximately $550 million, reflecting the changes to both the pension obligations and the value of the pension funds’ debt securities. Similarly, for every 1.0 percentage point the actual return on assets varies above (or below) the estimated return for the year, the deficit would decrease (or increase) by approximately $70 million. Adverse experience with respect to these factors could eventually increase funding and pension expense significantly, while favourable experience with respect to these factors could eventually decrease funding and pension expense significantly.
The plans’ investment policies provide for between 45% and 51% of the plans’ assets to be invested in public equity securities. As a result, stock market performance is the key driver in determining the pension funds’ asset performance. Most of the plans’ remaining assets are invested in debt securities, which, as mentioned above, provide a partial offset to the increase (or decrease) in our pension deficit caused by decreases (or increases) in the discount rate.
The deficit will fluctuate according to future market conditions and funding will be revised as necessary to reflect such fluctuations. We will continue to make contributions to the pension plans that, at a minimum, meet pension legislative requirements.

We made contributions of $18.7 million to the defined benefit pension plans in the first quarter of 2010, compared with $22.3 million in the same period of 2009.
We estimate our aggregate pension contributions in each of 2010 and 2011 to be in the range of $150 million to $200 million. These estimates reflect the Company’s intentions with respect to the rate at which the Company will apply the $500 million prepayment that it made in December 2009 against 2010 and 2011 contribution requirements.
Future pension contributions will be highly dependent on our actual experience with such variables as investment returns, interest rate fluctuations and demographic changes, on the rate at which the December 2009 voluntary prepayment is applied against pension contribution requirements, and on any changes in the regulatory environment.
18.6 Restructuring
Cash payments related to severance under all restructuring initiatives totalled $4.9 million during the first quarter of 2010, compared with $6.9 million in 2009. Cash payments for restructuring initiatives are estimated to be approximately $18 million for the remainder of 2010, $17 million in 2011, $14 million in 2012, and a total of approximately $35 million over the remaining years through 2025. These amounts include residual payments to protected employees for previous restructuring plans that have been completed.
19.0 BUSINESS RISKS AND ENTERPRISE RISK MANAGEMENT
In the normal course of our operations, we are exposed to various business risks and uncertainties that can have an effect on our financial condition. While some financial exposures are reduced through insurance and hedging programs we have in place, there are certain cases where the financial risks are not fully insurable or are driven by external factors beyond our influence or control.
As part of the preservation and delivery of value to our shareholders, we have developed an integrated Enterprise Risk Management (“ERM”) framework to support consistent achievement of key business objectives through daily pro-active management of risk. The objective of the program is to identify events that result from risks, thereby requiring active management. Each event identified is assessed based on the potential impact and likelihood, taking account of financial, environmental, reputation impacts, and existing management control. Risk mitigation strategies are formulated to accept, treat, transfer, or eliminate the exposure to the identified events. Readers are cautioned that the following is not an exhaustive list of all the risks we are exposed to, nor will our mitigation strategies eliminate all risks listed.
19.1 Teck Coal Limited
On April 1, 2010, CP reached a one-year agreement with Teck Coal Ltd. (“Teck”), our largest customer, for the transportation of metallurgical coal from their CP-served mines in southeast British Columbia to Kamloops and Vancouver area ports for export. Contract terms are confidential.
Coal freight rates will be similar to previous rates, however rates are volume based and should Vancouver export volumes fall short of target levels, a higher rate will be realized. During the term of this new agreement CP and Teck intend to enter into discussions toward a longer term arrangement.
19.2 Liquidity
Our unsecured long-term debt securities are currently rated “Baa3”, “BBB” and “BBB” by Moody’s, S&P and DBRS, respectively. The S&P rating has a negative outlook, while the Moody’s and DBRS ratings have a stable outlook. Our ratings have remained unchanged during the quarter.
CP has in place a revolving credit facility of $945 million, with an accordion feature to $1,150 million, of which $329 million was committed for letters of credit and $616 million was available on March 31, 2010. This facility is arranged with a core group of 15 highly rated international financial institutions and incorporates pre-agreed pricing. Arrangements with 14 of the 15 financial institutions extend through November 2012, with one institution extending through November 2011. In addition, CP also has available from a financial institution a credit facility of $130 million, of which $130 million of this facility was available on March 31, 2010. The majority of this facility is available through the end of 2011. Both facilities are available on next day terms and are subject to a minimum debt to total capitalization ratio. Should our senior unsecured debt not be rated at least investment grade by Moody’s and S&P, we will be further required to maintain a minimum fixed charge coverage ratio. At March 31, 2010, the Company satisfied the thresholds stipulated in both financial covenants.
It is CP’s intention to manage its long-term financing structure to maintain its investment grade rating.

Surplus cash is invested into a range of short dated money market instruments meeting or exceeding the parameters of our investment policy.
With respect to significant upcoming debt maturities in 2010, it is CP’s intention to repay the $350 million 4.90% Notes due June 2010 with cash on hand. In addition, it is our intention to repay a $223.0 million bank loan due June 2010 largely with proceeds from a $217.2 million receivable from the same financial institution due at that time.
19.3 Regulatory Authorities
19.3.1 Regulatory Change
Our railway operations are subject to extensive federal laws, regulations and rules in both Canada and the U.S. which directly affect how we manage many aspects of our railway operation and business activities. Our operations are primarily regulated by the Canadian Transportation Agency (“the Agency”) and Transport Canada in Canada and the FRA and Surface Transportation Board (“the STB”) in the U.S. Various other federal regulators directly and indirectly affect our operations in areas such as health, safety, security and environment and other matters, all of which may affect our business or operating results.
The Canada Transportation Act (“CTA”) provides shipper rate and service remedies, including Final Offer Arbitration (“FOA”), competitive line rates and compulsory inter-switching. The CTA also regulates the grain revenue cap, commuter and passenger access, and charges for ancillary services and railway noise. No assurance can be given as to the content, timing or effect on CP of any anticipated additional legislation or future legislative action.
The FRA regulates safety-related aspects of our railway operations in the U.S. State and local regulatory agencies may also exercise limited jurisdiction over certain safety and operational matters of local significance. The Railway Safety Improvement Act law requires, among other things the introduction of Positive Train Control by 2015 (discussed further in Section 19.3.3 Positive Train Control); limits freight rail crews’ duty time; and requires development of a crew fatigue management plan. The requirements imposed by this legislation could have an adverse impact on the Company’s financial condition and results of operations.
The STB regulates commercial aspects of CP’s railway operations in the U.S. The STB is an economic regulatory agency that Congress charged with the fundamental mandate of resolving railroad rate and service disputes and reviewing proposed railroad mergers. The STB serves as both an adjudicatory and a regulatory body. The agency has jurisdiction over railroad rate and service issues and rail restructuring transactions (mergers, line sales, line construction, and line abandonments).
In 2007, the STB revised rules relating to railway rate cases to address, among other things, concerns raised by small and medium sized shippers that the previous rules resulted in costly and lengthy proceedings. Few cases have been filed, and no case has been filed against the Company, under these rules. It is too soon to assess the possible impact on CP of these rules.
During 2009, the railroad industry in the U.S. shippers and representatives of the Senate Commerce Committee met to discuss possible changes to the legislation which governs the STB’s mandate. The Senate Commerce Committee produced a draft Bill. To date, the House of Representatives has not produced a related Bill. It is too soon to determine if any Bill at all will be enacted or if in the event any such Bill is enacted whether it would have a material impact on the Company’s financial condition and results of operations.
To mitigate statutory and regulatory impacts, we are actively and extensively engaged throughout the different levels of government and regulators, both directly and indirectly through industry associations, including the Association of American Railroads (“AAR”) and the Railway Association of Canada (“RAC”).
19.3.2 Security
We are subject to statutory and regulatory directives in Canada and the U.S. that address security concerns. Because CP plays a critical role in the North American transportation system, our rail lines, facilities, and equipment, including rail cars carrying hazardous materials, could be direct targets or indirect casualties of terrorist attacks. Regulations by the Department of Transportation and the Department of Homeland Security include speed restrictions, chain of custody, using routes posing the least overall safety and security risk and various other security measures which could cause service degradation and higher costs for the transportation of hazardous materials, especially toxic inhalation materials. New legislative changes in Canada to the Transportation of Dangerous Goods Act are expected to add new security regulatory requirements. In addition, insurance premiums for some or all of our current coverage could increase significantly, or certain coverage may not be available to us in the future. While CP will continue to work closely with Canadian and U.S. government agencies, future decisions by these agencies on security matters or decisions by the industry in response to security threats to the North American rail network could have a materially adverse effect on our business or operating results.
As we strive to ensure our customers have unlimited access to North American markets, we have taken the following steps to provide enhanced security and reduce the risks associated with the cross-border transportation of goods:

•	to strengthen the overall supply chain and border security, we are a certified carrier in voluntary security programs, such as the Customs-Trade Partnership Against Terrorism and Partners in Protection;

•	to streamline clearances at the border, we have implemented several regulatory security frameworks that focus on the provision of advanced electronic cargo information and improved security technology at border crossings, including the implementation of Vehicle and Cargo Inspection System at five of our border crossings;

•	to strengthen railway security in North America, we signed a revised voluntary Memorandum of Understanding with Transport Canada and worked with the AAR to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts seeking to restrict the routings and operational handlings of certain hazardous materials;

•	to reduce toxic inhalation risk in high threat urban areas, we are working with the Transportation Security Administration; and

•	to comply with new U.S. regulations for rail security of sensitive materials, we have implemented procedures to select and use the route posing the least overall safety and security risk, as well as maintain positive chain of custody.
19.3.3 Positive Train Control
In the United States, the Rail Safety Improvement Act requires Class I railroads to implement, by December 31, 2015, interoperable Positive Train Control (“PTC”) on main track in the United States that has passenger rail traffic or toxic inhalant hazardous commodity traffic. The legislation defines PTC as a system designed to prevent train-to-train collisions, over-speed derailments, incursions into established work zone limits, and the movement of a train through a switch left in the wrong position. The FRA issued rules and regulations for the implementation of PTC, and CP filed its PTC Implementation Plan in April 2010 which outlines the Company’s solution for interoperability as well as its consideration of relative risk in the deployment plan. The Company is participating in industry and government working groups to evaluate the scope of effort that will be required to comply with these regulatory requirements, and to further the development of an industry standard interoperable solution that can be supplied in time to complete deployment. At this time CP estimates the cost to implement the required PTC on its railway in the United States to be up to US$250 million.
19.4 Labour Relations
Certain of our union agreements are currently under renegotiation. We cannot guarantee these negotiations will be resolved in a timely manner or on favourable terms. Work stoppage may occur if the negotiations are not resolved, which could materially impact business or operating results.
At March 31, 2010, approximately 76% of our workforce was unionized and approximately 75% of our workforce was located in Canada. Unionized employees are represented by a total of 37 bargaining units. Agreements are in place with five of seven bargaining units that represent our employees in Canada and agreements are in place with 13 of the 30 bargaining units that represent employees in our U.S. operations. For the status of negotiations please see below.
19.4.1 Canada
We are party to collective agreements with seven bargaining units in our Canadian operations. Currently, collective agreements are in effect with five of the seven bargaining units. Of the agreements that are in place, one expires at the end of 2010 (Canadian Auto Workers (“CAW”) –representing car and locomotive repair employees), two expire at the end of 2011 (Teamsters Canada Rail Conference (“TCRC”) – representing running trades employees and the TCRC-Rail Canada Traffic Controllers — representing rail traffic controllers), and two expire at the end of 2012 (Canadian Pacific Police Association and the United Steelworkers – representing clerical workers). A tentative agreement was reached with the TCRC-Maintenance of Way Employees Division on April 10, 2010, renewing this agreement to the end of 2012. Ratification results are expected prior to the end of the second quarter. Negotiations are currently ongoing with the International Brotherhood of Electrical Workers – representing signals employees.
19.4.2 U.S.
Soo Line has joined with the other U.S. Class I railroads in national bargaining for this upcoming round of negotiations for its fourteen bargaining units. Bargaining units representing train service employees, car repair employees, locomotive engineers, train dispatchers, yard supervisors, clerks, machinists, boilermakers and blacksmiths, signal maintainers, electricians, sheet metal workers, mechanical labourers, track maintainers, and mechanical supervisors opened for negotiation in January 2010. The national negotiations are proceeding slowly given the significant healthcare legislation and the economy.
D&H has settled contracts with twelve of the thirteen bargaining units covering locomotive engineers, train service employees, clerks, machinists, car repair employees, signal maintainers, yardmasters, electricians, mechanical labourers, track maintainers, engineering supervisors and mechanical supervisors. Negotiations continue with the police. For the 2010 round of negotiations, D&H and its unions have agreed to apply the outcome of the national table negotiations for wages, benefits, and rules.

DM&E currently has an agreement in place with one bargaining unit (engineers and conductors on DM&E North) that extends to the end of 2013. Negotiations resume in April, 2010 with the locomotive engineers and conductors on DM&E South, the former Iowa, Chicago & Eastern Railroad. Negotiation of the first contract to cover signal and communications workers continues with the next meeting scheduled in early June 2010. There are several representation efforts underway in the U.S. which, if successful, will require the negotiation of first contracts.
19.5 Availability of Qualified Personnel
Changes in employee demographics and the availability of qualified personnel could negatively impact business or operating results. While we continually monitor employment levels, our efforts to attract and retain employees could be impaired which might have a material adverse effect on CP’s business, financial condition, or results of operations.
19.6 Reliance on Technology
We rely on the use of information technology in the operation of our business. A significant disruption or failure of our information technology systems could result in service interruptions, safety failures, security violations, regulatory compliance failures or other operational difficulties and could have a material adverse effect on CP’s business, financial condition, and results from operations. If we are unable to acquire or implement new technology, we may suffer a competitive disadvantage, which could also have an adverse effect on CP’s results from operations, financial position or liquidity.
19.7 Environmental Laws and Regulations
Our operations and real estate assets are subject to extensive federal, provincial, state and local environmental laws and regulations governing emissions to the air, discharges to waters and the handling, storage, transportation and disposal of waste and other materials. If we are found to have violated such laws or regulations it could materially affect our business or operating results. In addition, in operating a railway, it is possible that releases of hazardous materials during derailments or other accidents may occur that could cause harm to human health or to the environment. Costs of remediation, damages and changes in regulations could materially affect our operating results and reputation.
We have implemented a comprehensive Environmental Management System, to facilitate the reduction of environmental risk. CP’s annual Corporate and Operations Environmental Plans state our current environmental goals, objectives and strategies.
Specific environmental programs are in place to address areas such as air emissions, wastewater, management of vegetation, chemicals and waste, storage tanks and fuelling facilities. We also undertake environmental impact assessments. There is continued focus on preventing spills and other incidents that have a negative impact on the environment. There is an established Strategic Emergency Response Contractor network and spill equipment kits located across Canada and the U.S. to ensure a rapid and efficient response in the event of an environmental incident. In addition, emergency preparedness and response plans are regularly updated and tested.
We have developed an environmental audit program that comprehensively, systematically and regularly assesses our facilities for compliance with legal requirements and our policies for conformance to accepted industry standards. Included in this is a corrective action follow-up process and semi-annual review by the Health, Safety, Security and Environment Committee established by the Board of Directors.
We focus on key strategies, identifying tactics and actions to support commitments to the community. Our strategies include:
•	protecting the environment;

•	ensuring compliance with applicable environmental laws and regulations;

•	promoting awareness and training;

•	managing emergencies through preparedness; and

•	encouraging involvement, consultation and dialogue with communities along our lines.
19.8 Financial Risks
19.8.1 Pension Funding Status Volatility
Our main Canadian defined benefit pension plan accounts for 97% of CP’s pension obligation and can produce significant volatility in pension funding requirements, given the pension fund’s size, the differing drivers of the pension asset and liability values, and Canadian statutory pension funding requirements. Despite the fact that CP has made several changes to the plan’s investment policy over the last several years to reduce this volatility, including the reduction of the plan’s public equity markets exposure, the recent and rapid declines in the value of public equity securities, reduction in the long term Government of Canada bond yields and other economic changes have resulted in a significant pension funding shortfall.

19.8.2 Fuel Cost Volatility
Fuel expense constitutes a significant portion of CP’s operating costs and can be influenced by a number of factors, including, without limitation, worldwide oil demand, international politics, weather, refinery capacity, unplanned infrastructure failures, labour and political instability and the ability of certain countries to comply with agreed-upon production quotas.
Our mitigation strategy includes a fuel cost recovery program and, from time to time, derivative instruments (specific instruments currently used are discussed further in Section 15.3 Fuel Price Management). The fuel cost recovery program reflects changes in fuel costs, which are included in freight rates. Freight rates will increase when fuel prices rise and will decrease when fuel costs decrease. While fluctuations in fuel cost are mitigated, the risk cannot be completely eliminated due to timing and the volatility in the market.
To address the residual portion of our fuel costs not mitigated by our fuel recovery programs, CP started a systematic hedge program in the second quarter of 2009. The goal of the program is to hedge in increasing increments CP’s upcoming 12-month’s fuel consumption with up to 12% hedged.
19.8.3 Foreign Exchange Risk
Although we conduct our business primarily in Canada, a significant portion of our revenues, expenses, assets and liabilities including debt are denominated in U.S. dollars. Consequently, our results are affected by fluctuations in the exchange rate between these currencies. The value of the Canadian dollar is affected by a number of domestic and international factors, including, without limitation, economic performance, Canadian, U.S. and international monetary policies and U.S. debt levels. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by us more or less competitive in the world marketplace and, in turn, positively or negatively affect our revenues and expenses. To manage this exposure to fluctuations in exchange rates between Canadian and U.S. dollars, we may sell or purchase U.S. dollar forwards at fixed rates in future periods. Foreign exchange management is discussed further in Section 15.2 Foreign Exchange Management.
19.8.4 Interest Rate Risk
In order to meet our capital structure requirements, we may enter into long-term debt agreements. These debt agreements expose us to increased interest costs on future fixed debt instruments and existing variable rate debt instruments should market rates increase. In addition, the present value of our assets and liabilities will also vary with interest rate changes. To manage our interest rate exposure, we may enter into forward rate agreements such as treasury rate locks or bond forwards that lock in rates for a future date, thereby protecting ourselves against interest rate increases. We may also enter into swap agreements whereby one party agrees to pay a fixed rate of interest while the other party pays a floating rate. Contingent on the direction of interest rates, we may incur higher costs depending on our contracted rate. Interest rate management is discussed further in Section 15.1 Interest Rate Management.
19.9 General and Other Risks
There are factors and developments that are beyond the influence or control of the railway industry generally and CP specifically which may have a material adverse effect on our business or operating results. Our freight volumes and revenues are largely dependent upon the performance of the North American and global economies, which remains uncertain, and other factors affecting the volumes and patterns of international trade. CP’s bulk traffic is dominated by grain, metallurgical coal, fertilizers and sulphur. Factors outside of CP’s control which affect bulk traffic include: (i) with respect to grain volumes, domestic production-related factors such as weather conditions, acreage plantings, yields and insect populations, (ii) with respect to coal volumes, global steel production, (iii) with respect to fertilizer volumes, grain and other crop markets, with both production levels and prices relevant, and (iv) with respect to sulphur volumes, industrial production and fertilizer production, both in North America and abroad. The merchandise commodities transported by the Company include those relating to the forestry, energy, industrial, automotive and other consumer spending sectors. Factors outside of CP’s control which affect this portion of CP’s business include the general state of the North American economy, with North American industrial production, business investment and consumer spending being the general sources of economic demand. Housing, auto production and energy development are also specific sectors of importance. Factors outside of CP’s control which affect the Company’s intermodal traffic volumes include North American consumer spending and a technological shift toward containerization in the transportation industry that has expanded the range of goods moving by this means.
Adverse changes to any of the factors outside of CP’s control which affect CP’s bulk traffic, the merchandise commodities transported by CP or CP’s intermodal traffic volumes or adverse changes to fuel prices could have a material adverse effect on CP’s business, financial condition, results of operations and cash flows.
We are also sensitive to factors including, but not limited to, natural disasters, security threats, commodity pricing, global supply and demand, and supply chain efficiency. Other business risks include: potential increase in maintenance and operational costs, uncertainties of litigation, continuity of fuel supply, risks and liabilities arising from derailments and technological changes.

20.0 CRITICAL ACCOUNTING ESTIMATES
The development, selection and disclosure of these estimates, and this MD&A, have been reviewed by the Board of Directors’ Audit, Finance and Risk Management Committee, which is comprised entirely of independent directors.
20.1 Environmental Liabilities
At March 31, 2010, the accrual for environmental remediation on our Consolidated Balance Sheet amounted to $119.2 million, of which the long-term portion amounting to $103.9 million was included in “Other long-term liabilities” and the short-term portion amounting to $15.3 million was included in “Accounts payable and accrued liabilities”. Total payments were $0.7 million in the first quarter of 2010 and $1.6 million in the same period of 2009. The U.S. dollar-denominated portion of the liability was affected by the change in FX, resulting in a decrease in environmental liabilities of $3.0 million in first-quarter 2010 and an increase of $3.8 million in first-quarter 2009.
20.2 Pensions and Other Benefits
At March 31, 2010 pension benefit liabilities of $986.9 million were included in “Pension and other benefit liabilities”. We also included post-retirement benefits accruals of $332.2 million in “Pension and other benefit liabilities” and post-retirement benefits accruals of $21.5 million in “Accounts payable and accrued liabilities”. Accruals for self-insured workers compensation and long-term disability benefit plans are discussed in Section 20.5 Legal and Personal Injury Liabilities.
Net periodic benefit costs for pensions and post-retirement benefits are included in “Compensation and benefits” expense. Combined net periodic benefit costs for pensions and post-retirement benefits (excluding self-insured workers compensation and long-term disability benefits) were $17.5 million in the first quarter of 2010, compared with $13.8 million in the same period of 2009.
Net periodic benefit costs for pensions were $10.1 million in the first quarter of 2010, compared with $6.3 million in the same period of 2009. The portion of this related to defined benefit pensions was $9.2 million in the first quarter of 2010, compared with $5.7 million in the same period of 2009, and the portion related to defined contribution pensions (equal to contributions) was $0.9 million for the first quarter of 2010, compared with $0.6 million in the same period of 2009. Net periodic benefit costs for post-retirement benefits were $7.4 million in the first quarter of 2010, compared with $7.5 million in the same period of 2009.
20.3 Property, Plant and Equipment
At March 31, 2010, accumulated depreciation was $5,927.5 million. Depreciation expense relating to properties amounted to $125.0 million in the first quarter of 2010, compared with $119.7 million.
Revisions to the estimated useful lives and net salvage projections for properties constitute a change in accounting estimate and we address these prospectively by amending depreciation rates. It is anticipated that there will be changes in the estimates of weighted average useful lives and net salvage for each property group as assets are acquired, used and retired. Substantial changes in either the useful lives of properties or the salvage assumptions could result in significant changes to depreciation expense. For example, if the estimated average life of road locomotives, our largest asset group, increased (or decreased) by 5%, annual depreciation expense would decrease (or increase) by approximately $3 million.
We review the carrying amounts of our properties when circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. When such properties are determined to be impaired, recorded asset values are revised to the fair value and an impairment loss is recognized.
20.4 Deferred Income Taxes
Deferred income tax expense of $41.1 million was included in total income tax expense for the first quarter of 2010, compared with a deferred income tax recovery of $10.4 million in 2009. This change in deferred income tax was primarily due to higher net income in 2010 and tax rate changes implemented by the British Columbia provincial government in 2009 (discussed further in Section 10.3 Income Taxes). At March 31, 2010, deferred income tax liabilities of $1,869.0 million were recorded as a long-term liability and comprised largely of temporary differences related to accounting for properties. Deferred income tax benefits of $133.6 million realizable within one year were recorded as a current asset.
20.5 Legal and Personal Injury Liabilities
Provisions for incidents, claims and litigation charged to income, which are included in “Purchased services and other” expense, amounted to $10.0 million in the first quarter of 2010, compared with $13.3 million in the first quarter of 2009.
Accruals for incidents, claims and litigation, including accruals for self-insured workers compensation and long-term disability benefit plans, totalled $174.5 million, net of insurance recoveries, at March 31, 2010. The total accrual included $98.6 million in “Pension and other benefit liabilities”, $13.2 million in “Other long-term liabilities” and $69.6 million in “Accounts payable and accrued liabilities”, offset by $0.8 million in “Other assets” and $6.1 million in “Accounts receivable, net”.

20.6 Fair Value of Investment in Long-term Floating Rate Notes
At March 31, 2010 the Company held long-term floating rate notes with settlement values, as follows:
•	$116.7 million Master Asset Vehicle (“MAV”) 2 notes with eligible assets;

•	$12.1 million MAV 2 Ineligible Asset (“IA”) Tracking notes; and

•	$0.2 million MAV 3 Class 9 Traditional Asset (“TA”) Tracking notes.
The Company received the long-term floating rate notes as part of a Canadian Court sanctioned restructuring plan completed on January 21, 2009. The notes were in replacement for previously held ABCP. The carrying value of the long-term floating rate notes is their estimated fair value of $71.8 million (December 31, 2009 — $69.3 million), and was included in “Investments”.
The valuation technique used by the Company to estimate the fair value of its investment in long-term floating rate notes at March 31, 2010 and December 31, 2009, incorporates probability weighted discounted cash flows considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. The redemption of notes, accretion and other minor changes in assumptions during the first quarter of 2010 have resulted in a gain of $2.5 million in the first quarter of 2010 (first quarter 2009 – no gain or loss). The interest rates and maturities of the various long-term floating rate notes, discount rates and credit losses modelled at March 31, 2010 and December 31, 2009, respectively are:

	March 31, 2010	December 31, 2009
Probability weighted average coupon interest rate	0.1%	Nil
Weighted average discount rate	7.6%	7.9%
Expected repayments of long-term floating rate notes	Three to 19 years	Three and a half to 19 years

Credit losses	MAV 2 eligible asset notes: nil to 100%	MAV 2 eligible asset notes: nil to 100%

	MAV 2 IA Tracking notes: 25%	MAV 2 IA Tracking notes: 25%

	MAV 3 Class 9 TA Tracking notes: nil	MAV 3 Class 9 TA Tracking notes: nil
Continuing uncertainties regarding the value of the assets which underlie the long-term floating rate notes and the amount and timing of cash flows could give rise to a further material change in the value of the Company’s investment in long-term floating rate notes which could impact the Company’s near-term earnings.
20.7 Goodwill and Intangible Assets
As part of the acquisition of DM&E in 2007, CP recognized goodwill of US$147 million on the allocation of the purchase price, determined as the excess of the purchase price over the fair value of the net assets acquired. Since the acquisition, the operations of DM&E have been integrated with CP’s operations in the U.S., as a result the related goodwill is now allocated to CP’s U.S. reporting unit (“CP U.S.”). Goodwill is tested for impairment at least once per year as at October 1st. The goodwill impairment test determines if the fair value of the reporting unit continues to exceed its net book value, or whether an impairment is required. The fair value of the reporting unit is affected by projections of its profitability including estimates of revenue growth which are inherently uncertain. CP also monitors the fair value of the related reporting unit for potential impairment during the year and there was no indication of potential impairment for the first quarter of 2010. The annual test for impairment, performed with the assistance of outside consultants, determined that the fair value of CP’s U.S. reporting unit exceeded the carrying value by approximately 10% and that no impairment was required in 2009.
The impairment test was performed primarily using an income approach based on discounted cash flows, in which discount rates of 8.75% to 9.0% were used, based on the weighted average cost of capital. A change in discount rates of 0.25% would change the valuation by 5% to 6%. The valuation used revenue growth projections ranging from 4.5% to 6.9% annually. A change in the long term growth rate of 0.25% would change the valuation by 4% to 5%. These sensitivities indicate that a prolonged recession or increased borrowing rates could result in an impairment to the carrying value of goodwill in future periods. A secondary approach used in the valuation was a market approach which included a comparison of implied earnings multiples of CP U.S. to trading earnings multiples of comparable companies, adjusted for the inherent minority discount. The derived value of CP U.S. using the income approach fell within the range of the observable trading multiples. The income approach was chosen over the market approach as it takes into consideration the particular characteristics attributable to CP U.S.

The carrying value of CP’s goodwill changes from period to period due to changes in the exchange rate. As at March 31, 2010 goodwill was $149.7 million ($154.9 million as at December 31, 2009).
Intangible assets of $45.4 million ($47.4 million as at December 31, 2009), acquired in the acquisition of DM&E, includes the amortized costs of an option to expand the track network, favourable leases, customer relationships and interline contracts. Intangible assets with determinable lives are amortized on a straight-line basis over their estimated useful lives. Intangible assets with indefinite lives are not amortized but are assessed for impairment on an annual basis, or more often if the events or circumstances warrant. If the carrying value of the indefinite-lived intangible asset exceeds its fair value, an impairment charge would be recognized immediately.
21.0 SYSTEMS, PROCEDURES AND CONTROLS
The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934 (as amended)) to ensure that material information relating to the Company is made known to them. The Chief Executive Officer and Chief Financial Officer have a process to evaluate these disclosure controls and are satisfied that they are adequate for ensuring that such material information is made known to them.
22.0 FORWARD-LOOKING INFORMATION
This MD&A, especially but not limited to this section, contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (U.S.) and other relevant securities legislation relating but not limited to our operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.
Readers are cautioned to not place undue reliance on forward-looking information because it is possible that we will not achieve predictions, forecasts, projections and other forms of forward-looking information. In addition, except as required by law, we undertake no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.
By its nature, our forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic and business conditions; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demands; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; risks and liabilities arising from derailments; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans and liquidity of investments; various events that could disrupt operations, including severe weather conditions; security threats and governmental response to them; and technological changes.
There are more specific factors that could cause actual results to differ from those described in the forward-looking statements contained in this MD&A. These more specific factors are identified and discussed in Section 19.0 Business Risks and Enterprise Risk Management and elsewhere in this MD&A.
22.1 2010 Financial Assumptions
CP previously provided, in the 2009 U.S. GAAP MD&A, assumptions for 2010 which included capital expenditures estimated to range from $680 million to $730 million. CP expects its normalized effective income tax rate, excluding tax on FX on LTD to be in the 25% to 27% range. The 2010 pension contributions are currently estimated to be between $150 million and $200 million (discussed further in Section 18.5 Pension Plan Deficit). Undue reliance should not be placed on these assumptions and other forward-looking information.
22.1.1 2010 Assumption Updates
Financial assumptions are unchanged from information previously reported and discussed above. In addition, CP expects its 2010 defined benefit pension expense to increase by $15 million from 2009 expenses.

23.0 GLOSSARY OF TERMS

“Average active employees — expense”	The average number of actively employed workers during the period whose compensation costs are included in Compensation and Benefits Expense on the Consolidated Statement of Income. This includes employees who are taking vacation and statutory holidays and other forms of short-term paid leave, and excludes individuals who have a continuing employment relationship with us but are not currently working or who have not worked a minimum number of hours. This definition also excludes employees working on capital projects.

“Average terminal dwell”	The average time a freight car resides at a specified terminal location. The timing starts with a train arriving in the terminal, a customer releasing the car to us, or a car arriving that is to be transferred to another railway. The timing ends when the train leaves, a customer receives the car from us or the freight car is transferred to another railway. Freight cars are excluded if: i) a train is moving through the terminal without stopping; ii) they are being stored at the terminal; iii) they are in need of repair; or iv) they are used in track repairs.

“Average train speed”	The average speed attained as a train travels between terminals, calculated by dividing the total train miles traveled by the total hours operated. This calculation does not include the travel time or the distance traveled by: i) trains used in or around CP’s yards; ii) passenger trains; and iii) trains used for repairing track. The calculation also does not include the time trains spend waiting in terminals.

“Car miles per car day”	The total car-miles for a period divided by the total number of active cars. Total car-miles include the distance travelled by every car on a revenue-producing train and a train used in or around our yards.

A car-day is assumed to equal one active car-day. An active car is a revenue-producing car that is generating costs to CP on an hourly or mileage basis. Excluded from this count are i) cars that are not on the track or are being stored; ii) cars that are in need of repair; iii) cars that are used to carry materials for track repair; iv) cars owned by customers that are on the customer’s tracks; and v) cars that are idle and waiting to be reclaimed by CP.

“Carloads”	Revenue-generating shipments of containers, trailers and freight cars.

“Casualty expenses”	Includes costs associated with personal injuries, freight and property damages, and environmental mishaps.

“CP”, “the Company”	CPRL, CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries.

“CPRL”	Canadian Pacific Railway Limited.

“D&H”	Delaware and Hudson Railway Company, Inc., a wholly owned indirect U.S. subsidiary of CPRL.

“DM&E”	Dakota, Minnesota & Eastern Railroad Corporation.

“Fluidity”	Obtaining more value from our existing assets and resources.

“FRA”	U.S. Federal Railroad Administration, a regulatory agency whose purpose is to promulgate and enforce rail safety regulations; administer railroad assistance programs; conduct research and development in support of improved railroad safety and national rail transportation policy; provide for the rehabilitation of Northeast Corridor rail passenger service; and consolidate government support of rail transportation activities.

“FRA personal injury rate per 200,000 employee-hours”	The number of personal injuries, multiplied by 200,000 and divided by total employee-hours. Personal injuries are defined as injuries that require employees to lose time away from work, modify their normal duties or obtain medical treatment beyond minor first aid. Employee-hours are the total hours worked, excluding vacation and sick time, by all employees, excluding contractors.

“FRA train accidents rate”	The number of train accidents, multiplied by 1,000,000 and divided by total train-miles. Train accidents included in this metric meet or exceed the FRA reporting threshold of US$8,900 in the US or $11,000 in Canada in damage.

“Freight revenue per carload”	The amount of freight revenue earned for every carload moved, calculated by dividing the freight revenue for a commodity by the number of carloads of the commodity transported in the period.

“Freight revenue per RTM”	The amount of freight revenue earned for every RTM moved, calculated by dividing the total freight revenue by the total RTMs in the period.

“FX” or “Foreign Exchange”	The value of the Canadian dollar relative to the U.S. dollar (exclusive of any impact on market demand).

“GAAP”	Accounting principles generally accepted in the United States.

“GTMs” or “gross ton-miles”	The movement of total train weight over a distance of one mile. Total train weight is comprised of the weight of the freight cars, their contents and any inactive locomotives. An increase in GTMs indicates additional workload.

“IOP”	Integrated Operating Plan, the foundation for our scheduled railway operations.

“LIBOR”	London Interbank Offered Rate.

“Operating income”	Calculated as revenues less operating expenses and is a common measure of profitability used by management.

“Operating ratio”	The ratio of total operating expenses to total revenues. A lower percentage normally indicates higher efficiency.

“RTMs” or “revenue ton-miles”	The movement of one revenue-producing ton of freight over a distance of one mile.

“Soo Line”	Soo Line Railroad Company, a wholly owned indirect U.S. subsidiary of CPRL.

“STB”	U.S. Surface Transportation Board, a regulatory agency with jurisdiction over railway rate and service issues and rail restructuring, including mergers and sales.

“U.S. gallons of locomotive fuel consumed per 1,000 GTMs”	The total fuel consumed in freight and yard operations for every 1,000 GTMs traveled. This is calculated by dividing the total amount of fuel issued to our locomotives, excluding commuter and non-freight activities, by the total freight-related GTMs. The result indicates how efficiently we are using fuel.

“WCB”	Workers’ Compensation Board, a mutual insurance corporation providing workplace liability and disability insurance in Canada.

CANADIAN PACIFIC RAILWAY LIMITED (“CPRL”)
Supplemental Financial Information (unaudited)
Exhibit to March 31, 2010 Consolidated Financial Statements
CONSOLIDATED EARNINGS COVERAGE RATIOS – MEDIUM TERM NOTES AND DEBT SECURITIES
The following ratios, based on the consolidated financial statements, are provided in connection with the continuous offering of medium term notes and debt securities by Canadian Pacific Railway Company, a wholly-owned subsidiary of CPRL, and are for the twelve month period then ended.

Twelve Months Ended March 31, 2010
Earnings Coverage on long-term debt

Before foreign exchange on long-term debt (1) (3)	3.6x

After foreign exchange on long-term debt (2) (3)	3.7x
Notes:

(1)	Earnings coverage is equal to income (before foreign exchange on long-term debt) before interest expense, plus the amount of interest that has been capitalized during the period, and income tax expense divided by interest expense on long-term debt.

(2)	Earnings coverage is equal to income (after foreign exchange on long-term debt) before interest expense, plus the amount of interest that has been capitalized during the period, and income tax expense divided by interest expense on long-term debt.

(3)	The earnings coverage ratios have been calculated excluding carrying charges for the $611.9 million in long-term debt maturing within one year reflected as current liabilities in CPRL’s consolidated balance sheet as at March 31, 2010. If such long-term debt maturing within one year had been classified in its entirety as long-term debt for purposes of calculating earnings coverage ratios, the entire amount of the annual carrying charges for such long-term debt maturing within one year would have been reflected in the calculation of CPRL’s earnings coverage ratios. For the twelve-month period ended March 31, 2010, earnings coverage on long-term debt before foreign exchange on long-term debt and after foreign exchange on long-term debt would have been 3.3x and 3.3x, respectively.

CANADIAN PACIFIC
Suite 500 Gulf Canada Square
401 – 9th Avenue SW Calgary Alberta T2P 4Z4
www.cpr.ca           TSX/NYSE: CP
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